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A FOUNDATION FOR MOVING FORWARD



Camco Financial Corporation | 2009 *Annual Report*

TABLE OF CONTENTS



LOCATIONS

CAMCO FINANCIAL CORPORATION - HEADQUARTERS

814 Wheeling Avenue
Cambridge, OH 43725

BANKING OFFICES

OHIO

Cambridge - Downtown
814 Wheeling Avenue
Cambridge, OH 43725

Cambridge - N. 11th Street
175 N. 11th Street
Cambridge, OH 43725

Belpre
1925 Washington Blvd.
Belpre, OH 45714

Byesville
209 Seneca Ave.
Byesville, OH 43723

Cincinnati - Westwood Area
3002 Harrison Avenue
Cincinnati, OH 45211

Cincinnati - Western Hills Area
Inside Bigg's Grocery Store
5071 Glencrossing Way
Cincinnati, OH 45238

Cincinnati - Mason
6360 Tylersville Road
Mason, OH 45040

Cincinnati - Mt. Adams
1111 St. Gregory Street
Cincinnati, OH 45202

Dover
547 S. James Street
Dover, OH 44662

Germantown
1 North Plum Street
Germantown, OH 45327

London - Downtown
2 East High Street
London, OH 43140

London - Eagleton Center
1104 Eagleton Center
London, OH 43140

Marietta - Downtown
226 Third Street
Marietta, OH 45750

Marietta - Lafayette Center
478 Pike Street
Marietta, OH 45750

New Lebanon
675 W. Main Street
New Lebanon, OH 45345

Uhrichsville
327 E. Third Street
Uhrichsville, OH 44683

Washington Court House -
Downtown
134 E. Court Street
Washington Court House, OH 43160

Washington Court House
1050 Washington Avenue
Washington Court House, OH 43160

Westerville–Polaris
440 Polaris Parkway, Suite 250
Westerville, OH 43082

KENTUCKY

Covington
401-7 Pike Street
Covington, KY 41011

Florence
7550 Dixie Highway
Florence, KY 41042

Ft. Mitchell
2497 Dixie Highway
Ft. Mitchell, KY 41017

WEST VIRGINIA

Vienna
1500 Grand Central Avenue
Vienna, WV 26105

CAMCO TITLE AGENCY OFFICES

Cambridge
126 South 9th Street
Cambridge, OH 43725

Dover
547 S. James Street
Dover, OH 44662

Marietta
226 Third Street
Marietta, OH 45750

Washington Court House
134 1/2 East Court Street
Washington Court House, OH 43160

2010 Board of Directors

James E. Huston, Chairman/CEO/President, Camco Financial Corporation (4, 5)
Andrew S. Dix, Publisher, The Daily Jeffersonian (1, 2, 6)
Terry A. Feick, Retired, Superintendent, Washington Court House City Schools (2, 3, 5, 6)
Edward D. Goodyear, Treasurer, Agricultural Lands, Inc. (1, 5, 6)
Paul D. Leake, Retired President/CEO, First Federal Bank for Savings (4, 6)
Carson K. Miller, Retired President, Washington State Community College (2, 4, 6)
Douglas F. Mock, President, Mock Woodworking Company (2, 6)
Jeffrey T. Tucker, Lead Director, CPA, Tucker & Tucker, CPAs, LLC (3, 4, 5, 6)
J. Timothy Young, Senior Vice President, Hamilton Capital Management, Inc. (1, 3, 6)

2010 Board Committees

(1) Audit & Risk Management Committee
Edward D. Goodyear, Chair
(2) Compensation Committee
Terry A. Feick, Chair
(3) Corporate Governance and Nominating Committee
Jeffrey T. Tucker, Chair
(4) Executive Loan Committee
Troy D. Greenwalt, Co-Chair, Laurence S. Christ, Co-Chair
(5) Executive Committee
James E. Huston, Chair
(6) Compliance Oversight Committee
Carson K. Miller, Chair

2010 Senior Management

James E. Huston, Chairman/CEO/President
James E. Brooks, Senior Vice President, Chief Financial Officer and Treasurer
David S. Caldwell, Senior Vice President, Retail Banking, Corporate Secretary
Laurence S. Christ, Senior Vice President, Chief Credit Officer
Mark A. Olson, Senior Vice President, Residential and Consumer Lending
Edward A. Wright, Senior Vice President, Operations, Information Services
James W. Chugg, Senior Vice President, Director of Human Resources
Troy D. Greenwalt, Senior Vice President, Chief Lending Officer

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

While we experienced many challenges in 2009, at Advantage Bank we continue to look forward with great optimism and I am encouraged about our prospects. This past year was certainly a difficult year as reflected by current economic conditions and continued strains in the banking sector, yet we continue to take steps to make your institution stronger for the future.

Your bank continued to offer and promote new depository and loan products and services to meet the needs of our customers in our pursuit of delivering on our tag line of "What you need. When you need it." Some of these products included a Step-Up Certificate of Deposit, along with No Penalty and Limited Penalty Certificates of Deposit. We also experienced very robust volume of residential lending and saw strong results from our subsidiary, Camco Title Agency. We will continue these efforts in delivering high quality, community-based products and services in the markets we serve.

While not proud of our overall earnings results, we remain committed to restoring Advantage Bank to profitability through continued improvement in asset quality, driving additional revenue and keeping a keen eye on expense management. We were not immune from the challenges in the current economy and real estate market and our performance was impacted negatively by this environment. Real estate values continue to decline and unemployment continues to rise, impacting individuals and businesses in our communities. As noted in our 4th quarter earnings release, we recognized losses in certain larger impaired commercial relationships. Concurrently, we greatly increased our credit risk management efforts to address assets that were classified and on non-accrual status and generated additional assets of higher credit quality. As a result, both categories improved substantially throughout 2009 as did our overall capital ratio. Additionally, these enhanced credit risk management efforts allowed us to generate additional assets of higher credit quality.

We also made some difficult, but necessary decisions relating to how we operate in our markets. We reduced our workforce by just over 9% and changed processes in an effort to become more efficient in the markets we serve. Our employees continue to rise to the challenges to support our current objectives and provide exemplary service to our customers.

With challenges come great opportunities. We continue to have committed employees ready to service our customers, a great franchise to deliver value to our stockholders and a commitment to continue to strengthen our bank. We have a strategic plan in place to return to profitability and we remain committed to being actively engaged in our communities, assessing the needs of our customers and providing them with the best products and services available at a fair price.



Sincerely,

James E. Huston
Chairman, Chief Executive Officer and President

QUESTIONS OR INFORMATION

Questions or inquiries regarding Camco Financial Corporation should be directed to:

James E. Huston, Chairman/CEO/President
Camco Financial Corporation
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2020
E-mail: schorey@advantagebank.com

TRANSFER AGENT AND REGISTRAR

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

ANNUAL REPORT ON FORM 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics are available on Camco's website or free of charge upon written request directed to:

Camco Financial Corporation
James E. Brooks
Chief Financial Officer
814 Wheeling Avenue
Cambridge, Ohio 43725
740-435-2044
Fax: 740-435-2021
E-mail: ir@advantagebank.com

ANNUAL MEETING

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, May 25, 2010 at 3:00 PM Eastern Daylight Time at the Cambridge Country Club, 60755 Southgate Road, Byesville, OH 43723.

NASDAQ SYMBOL – CAFI

Internet Home Page Address: www.camcofinancial.com

CAMCO'S DIVIDEND REINVESTMENT PLAN

Camco has arranged with its transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan, which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 814 Wheeling Avenue, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.

Selected Consolidated Financial Data

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

Selected Consolidated Financial Data:(1) As of December 31:	2009	2008	2007	2006	2005
			(In thousands)		
Total amount of:					
Assets	$842,655	$1,000,446	$1,023,261	$1,048,216	$1,071,248
Interest-bearing deposits in other financial institutions	17,663	35,272	5,432	12,673	11,299
Securities available for sale — at market	55,950	85,352	88,919	107,506	109,514
Securities held to maturity	2,113	13,406	2,769	3,449	4,176
Loans receivable — net(1)	659,497	758,826	815,271	821,818	841,737
Deposits	659,902	723,956	692,184	684,782	660,242
FHLB advances and other borrowings	109,232	183,833	220,981	257,139	307,223
Stockholders' equity	60,514	71,700	88,634	91,092	90,763

Selected Consolidated Operating Data:(1) For The Year Ended December 31:	2009	2008	2007	2006	2005
		(In thousands, except per share data)			
Total interest income	$ 44,724	$ 56,783	$64,877	$62,689	$57,078
Total interest expense	20,594	30,974	36,421	32,771	26,529
Net interest income	24,130	25,809	28,456	29,918	30,549
Provision for losses on loans	21,792	14,793	1,495	1,440	1,480
Net interest income after provision for losses on loans	2,338	11,016	26,961	28,478	29,069
Other income	8,261	3,708	6,588	5,033	6,592
General, administrative and other expense	28,113	28,481	26,985	24,910	22,754
Goodwill Impairment	—	6,683	—	—	—
Earnings (loss) before federal income taxes (credits)	(17,514)	(20,440)	6,266	8,601	12,907
Federal income taxes (credits)	(6,297)	(5,116)	1,765	2,727	4,141
Net earnings (loss)	$(11,217)	$(15,324)	$ 4,501	$ 5,874	$ 8,766
Earnings (loss) per share:					
Basic	$ (1.56)	$ (2.14)	$ .61	$ .78	$ 1.15
Diluted(2)	$ (1.56)	$ (2.14)	$ .61	$ .78	$ 1.15
Dividends declared per share	$ 0.0200	$ 0.2625	$0.6000	$0.6000	$0.5800
Return on average assets(3)	(1.20)%	(1.50)%	0.43%	0.55%	0.82%
Return on average equity(3)	(15.73)	(17.93)	4.98	6.46	9.73
Average equity to average assets(3)	7.63	8.34	8.67	8.58	8.43
Dividend payout ratio(4)	N/A(5)	N/A(5)	98.36	76.92	50.43

(1) Includes loans held for sale.

(2) Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding.

(3) Ratios are based upon the mathematical average of the balances at the end of each month.

(4) Represents dividends per share divided by basic earnings per share.

(5) Not meaningful.

Description of Business

Camco Financial Corporation ("Camco" or the "Corporation") is a financial services holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Agency, Inc. In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter known as Advantage Bank ("Advantage" or the "Bank"). Prior to the reorganization, Camco operated five separate banking subsidiaries serving distinct geographic areas. The branch office groups in each of the regions previously served by the subsidiary banks, except for the Bank's Ashland, Kentucky, division, which was sold in 2004, now operate as regions of Advantage. In 2003, Camco dissolved its second tier subsidiary, Camco Mortgage Corporation, and converted its offices into branch offices of the Bank. In August 2004, Camco completed a business combination with London Financial Corporation of London, Ohio, and its wholly-owned subsidiary, The Citizens Bank of London. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. At the time of the merger, Advantage Bank merged into The Citizens Bank of London and changed the name of the resulting institution to Advantage Bank. As a result, Camco's subsidiary financial institution is now an Ohio-chartered commercial bank. Further, Camco converted from a regulated thrift holding company to a Federal Reserve Board financial services holding company.

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (the "DIF") administered by the FDIC. Camco is regulated by the Federal Reserve Board.

Advantage's lending activities include the origination of commercial real estate and business loans, consumer loans, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. Camco continues to diversify the balance sheet through increasing commercial, commercial real estate, and consumer loan portfolios as well as retail and business checking and money market deposit accounts.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.

References in this report to various aspects of the business, operations and financial condition of Camco may be limited to Advantage, as the context requires.

Camco's Internet site, http://www.camcofinancial.com, provides Camco's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 free of charge as soon as reasonably practicable after Camco has filed the report with the Securities and Exchange Commission.

Stock Information

At February 28, 2010, Camco had 7,205,595 shares of common stock with approximately 2,991 holders of record. Camco's common stock is listed on The Nasdaq Global Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low daily closing price for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2009 and 2008.

Year Ended December 31, 2009	High	Low	Cash Dividends Declared
Quarter ending:			
December 31, 2009(1)	$ 2.17	$1.51	$0.0000
September 30, 2009(1)	2.60	2.00	0.0000
June 30, 2009	3.66	1.56	0.0100
March 31, 2009	3.70	0.85	0.0100
Year ended December 31, 2008			
Quarter ending:			
December 31, 2008	$ 9.88	$2.17	$0.0375*
September 30, 2008	11.75	9.12	0.0000*
June 30, 2008	12.20	9.85	0.0750
March 31, 2008	11.26	8.93	0.1500

* Beginning in the third quarter of 2008 the timing of dividends was modified to incorporate actual quarter end results prior to the declaration of dividends.

The Board of Directors declared the cash dividend for third quarter on October 13, 2008 and the dividend was paid on October 31, 2008. The fourth quarter dividend was declared on January 20, 2009.

(1) See "Liquidity and Capital Resources" in Item 7 of this Form 10-K for discussion of restrictions that materially limit Camco's ability to pay dividends.

General

Since its incorporation in 1970, Camco Financial Corporation ("Camco" or the "Corporation") has evolved into a full-service provider of financial products through its subsidiaries, Advantage Bank ("Advantage or "Bank") and Camco Title Agency. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco has grown from $22.8 million of consolidated assets in 1970 to S843.0 million of consolidated assets at December 31, 2009. Camco's rate of growth is largely attributable to its acquisitions and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offer. Additionally, Camco has enhanced its operational growth, to a lesser extent, by chartering a title insurance agency. Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's regions has the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer and business preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent regions from its competition. Management believes that the Bank regions' ability to rapidly adapt to consumer and business needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's operations have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

Overview

During 2009, the economic environment for financial services companies continued to be disruptive and challenging. We continued to execute our long-term strategic plan to diversify the balance sheet by strategically working to increase our commercial, commercial real estate and consumer loan portfolios and improve our funding mix by reducing borrowings and increasing transaction-based deposits.

We have found that "core" deposit growth continues to be challenging. Competition for deposits continues to put pressure on marginal funding costs, despite continued lower rates in 2009. During fiscal 2009, deposits decreased 8.8%, primarily due to our decrease in public funds and brokered deposits. The brokered deposits were not renewed in 2009 as loan balances decreased and cash was utilized to decrease higher yielding non "core" funding and borrowed funds.

The real estate market in the Midwest continues to create a very challenging environment for most financial institutions. Bankruptcies, foreclosures and unemployment have continued to rise in Ohio. We are working diligently to manage delinquencies and work with our loan customers in order to reduce losses for them, as well as our Corporation. The total loan portfolio decreased $97.6 million for the full year of 2009 as we tightened credit standards and became more selective in underwriting new loans, which coupled with the volatile market conditions and the current economic environment, reduced new loan production.

Nonperforming loans decreased to $36.4 million at the end of 2009 compared to $53.5 million at the end of 2008. The decrease primarily occurred in non-residential loans with all loan categories decreasing to some extent. We continue to deal with the economic challenges in our markets, through our loan charge-offs and provision for loan losses as we recognize the results of these current economic conditions and issues related to higher than normal unemployment. Net charge offs totaled $21.4 million during 2009 and we continue to aggressively work with borrowers to mitigate additional losses.

We believe we are taking significant steps forward in managing our operational efficiency. We are continuing our focus on improving noninterest income and controlling noninterest expense by exiting unprofitable lines of business and refining our operations. We continue to analyze new products to deepen relationships with our customers and improve the structure of our balance sheet.

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and this annual report include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), as amended, which can be identified by the use of forward-looking terminology, such as may, might, could, would, believe, expect, intend, plan, seek, anticipate, estimate, project or continue or the negative thereof or comparable terminology. All statements other than statements of historical fact included in this document regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

- anticipated changes in industry conditions created by state and federal legislation and regulations;
- anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;
- retention of our existing customer base and our ability to attract new customers;
- the development of new products and services and their success in the marketplace;
- the adequacy of the allowance for loan losses; and,
- statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

- competition in the industry and markets in which we operate;
- levels of non-performing assets;
- changes in general interest rates;
- loan demand;
- rapid changes in technology affecting the financial services industry;
- real estate values;
- changes in government regulation; and
- general economic and business conditions.

This MD&A is intended to give stockholders a more comprehensive review of the issues facing management than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this annual report. As used herein and except as the context may otherwise require, references to "Camco," "the Corporation", "we," "us," or "our" means, collectively, Camco Financial Corporation and its wholly owned subsidiaries, Advantage Bank and Camco Title Agency.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this annual report, are based upon Camco's consolidated financial statements, which are prepared in accordance with US GAAP. The preparation of these financial statements requires Camco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights. Actual results could differ from those estimates.

Allowance for Loan Losses

The procedures for assessing the adequacy of the allowance for loan losses reflect management's evaluation of credit risk after careful consideration of all information available to management. In developing this assessment, management must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

Each quarter management analyzes the adequacy of the allowance for loan losses based on review of the loans in the portfolio along with an analysis of external factors (including current housing price depreciation, home-owners' loss of equity, etc) and historical delinquency and loss trends. The allowance is developed through specific components; 1) the specific allowance for loans subject to individual analysis, 2) the allowance for classified loans not otherwise subject to individual analysis and 3) the allowance for non-classified loans (including homogenous loans).

Classified loans with indication or acknowledgment of deterioration in specific industries are subject to individual analysis. Loan classifications are those used by regulators consisting of Special Mention, Substandard, Doubtful and Loss. In evaluating these loans for impairment, the measure of expected loss is based on the present value of the expected future cash flows discounted at the loan's effective interest rate, a loan's observable market price or the fair value of the collateral if the loan is collateral dependent. All other classified assets and non-classified assets are combined with the homogenous loan pools and segregated into loan segments. The segmentation is based on grouping loans with similar risk characteristics (one-to-four family, home equity, etc.). Loss rate factors are developed for each loan segment which are used to estimate losses and determine an allowance. The loss factors for each segment are derived from historical loss experience. Management also considers various internal and external factors to determine additional adjustments needed such as historical delinquency, trends in classifications, etc.

The allowance is reviewed by management to determine whether the amount is considered adequate to absorb losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, trends in delinquencies and losses for the region, nation, and economic factors. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Mortgage Servicing Rights

To determine the fair value of our mortgage servicing rights ("MSRs") each reporting quarter, we transmit information to a third party provider who assists us with determining the possible impairment of MSRs, as described below.

Servicing assets are recognized as separate assets when loans are sold with servicing retained. A pooling methodology, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float is also calculated by our third party utilizing the current period fed funds rate. We believe this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by the third party provider utilizing industry standards in estimating prepayment speeds and provides specific scenarios with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, we review the information and MSRs are marked to the lower of amortized cost or fair value for the current quarter.

Summary. We believe the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuation of mortgage servicing rights are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require us to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings.

Discussion of Financial Condition Changes from December 31, 2009 to December 31, 2008

At December 31, 2009, Camco's consolidated assets totaled $842.7 million, a decrease of $157.8 million, or 15.8%, from the December 31, 2008 total. The decrease in total assets was comprised primarily of decreases in loans receivable, securities and cash and interest bearing deposits in other financial institutions which were offset partially by the increase in real estate acquired through foreclosure. We expect asset growth to continue to be limited in the near term as the unemployment rates continue to rise and the economy continues to struggle. Further deterioration of the residential loan market in the Midwest and fewer new purchases may result in a shift in the loan portfolio toward commercial and consumer loans. The current loan rates may continue to contribute to additional profits relating to the sale of fixed rate loans, but due to a slowdown of new purchases it is not likely that the profits will continue to be as strong in 2010. Possible future growth in deposits would most likely be used to reduce outstanding borrowings and brokered deposits or fund commercial loan growth. We believe that the distressed economic environment is expected to continue through the first half of 2010 but we look for commercial loan growth in the latter half of 2010.

Cash and interest-bearing deposits in other financial institutions totaled $38.2 million at December 31, 2009, a decrease of $14.1 million, or 27.0%, from December 31, 2008 levels. This decrease is reflective of our decision to rely on "core" relationships and discontinuing purchases of brokered deposits and bidding on public funds during 2009. Securities totaled $58.1 million at December 31, 2009, a decrease of $40.7 million, or 41.2%, from the total at December 31, 2008. Investment security purchases totaled $27.0 million, principal repayments totaling $67.8 million. The yield on securities purchased during the period was 1.66%.

Approximately 20.04% of the securities portfolio is expected to mature or prepay during 2010. We have kept the duration and average life of the securities portfolio very short in order to provide liquidity and to reduce borrowings, when available.

At December 31, 2009, other than $501,000 of municipal bonds, all of our debt securities were issued and guaranteed by US Government sponsored enterprises such as Freddie Mac, Fannie Mae, Ginnie Mae and the FHLB. We held no private-label mortgage-backed securities or collateralized debt obligations.

Loans receivable net and loans held for sale totaled $659.5 million at December 31, 2009, a decrease of $99.3 million, or 13.1%, from the total at December 31, 2008. The decrease resulted primarily from repayments of $204.5 million and loan sales of $108.5 million, a $9.6 million transfers to real estate owned, partially offset by loan disbursements and purchases totaling $245.2 million and an increase of $21.8 million of provision relating to our allowance for loan and leases. Loan origination volume, including purchases of loans, increased from the comparable 2008 period by $62.4 million, or 140.8%, while the volume of loan sales increased by $63.2 million, or 139.3% year to year. The number of loans originated for sale in the secondary market continued to increase in the residential real estate market significantly as rates decreased and customers re-financed at the current lower rates. Instead of selling adjustable rate loans, we have typically held adjustable-rate mortgage loans for investment as an integral part of our strategy.

Loan originations during the 12 month period were comprised primarily of $117.4 million of loans secured by one- to four-family residential real estate, $94.0 million in commercial loans and $33.8 million in consumer and other loans. Our intent is to expand consumer and commercial real estate lending in future periods as a means of increasing the yield on our loan portfolio and continue with our strategic plan of moving to a more "bank" like institution. In the near term, however, lending volumes of acceptable risk have diminished somewhat due to a slowing economy and loan repayments have been used to reduce borrowings and maintain liquidity.

During the fourth quarter of 2009, the yield on loans was 6.02%, as the non accrual loans decreased and the portfolio mix continued to shift to higher yielding multi-family, consumer and nonresidential loans. This shift is partially offsetting lower effective rates in the loan portfolio during 2009 due to adjustable rate loans repricing in the current lower rate environment. The overall loan portfolio decreased for the full year of 2009 as the level of charge offs increased and we continued to tighten credit standards and became more selective in underwriting new loans, which significantly reduced new loan production coupled with economic challenges in our markets, particularly in the market for residential real estate.

The allowance for loan losses totaled $16.1 million and $15.7 million at December 31, 2009 and 2008, respectively, representing 44.2% and 29.4% of nonperforming loans at those dates. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $36.4 million and $53.5 million at December 31, 2009 and 2008, respectively, constituting 5.4% and 6.91% of total net loans, including loans held for sale, at those dates. Net charge-offs totaled $21.4 million for 2009 and were comprised mainly of 1-4 family loans, non residential real estate and commercial.

The following table details delinquent and nonaccrual loans at December 31, 2009 and 2008:

	December 31, 2009			December 31, 2008		
	30-89 Days Delinquent	90+ Days Delinquent, Accruing	Nonaccrual	30-89 Days Delinquent	90+ Days Delinquent, Accruing	Nonaccrual
	(In thousands)					
Residential	$ 4,818	$ —	$16,354	$6,419	$44	$17,203
Multifamily	79	—	2,047	30	—	3,139
Non Residential	2,693	2,853	4,151	306		18,057
Construction/development	534	638	4,383	253	—	8,603
Commercial	92	110	515	453	—	1,434
HELOC and second mortgage	2,020	—	5,250	2,434	—	4,962
Consumer and other	77	—	148	89	—	86
Total	$10,313	$3,601	$32,848	$9,984	$44	$53,484

Although we believe that the allowance for loan losses at December 31, 2009 is adequate to cover losses inherent in the loan portfolio at that date based upon the available facts and circumstances, there can be no assurance that additions to the allowance for loan losses will not be necessary in future periods, which could adversely affect our results of operations. Unemployment rates in our markets and Ohio in general, are higher than the national average. Ohio registered the nation's twelfth-highest state foreclosure rate in 2009. Additionally, Ohio is experiencing declining values of residential real estate. However, Ohio in general has not experienced significant increases in home values over the past five years like many regions in the U.S., which should comparatively mitigate losses on loans. Nonetheless, these factors, compounded by a very uncertain national economic outlook, may continue to increase the level of future losses beyond our current expectations.

At December 31, 2009, the Corporation's real estate owned (REO) consisted of 132 repossessed properties with a net book value of $9.7 million. Initial loss is recorded as a charge to the allowance for loan losses within 90 days of being transferred to REO. Thereafter, if there is a further deterioration in value, a specific valuation allowance is established and charged to operations. The Corporation reflects costs to carry REO as period costs in operations when incurred.

When property is acquired through foreclosure or deed in lieu of foreclosure, it is initially recorded at the fair value of the related assets at the date of foreclosure, less estimated costs to sell the property.

The Corporation works with borrowers to avoid foreclosure if possible and we continue to aggressively work with borrowers to mitigate additional losses, if it becomes inevitable that a borrower will not be able to retain ownership of their property, the Corporation often seeks a deed in lieu of foreclosure in order to gain control of the property earlier in the recovery process. As a result, REO grew $3.8 million during 2009. The strategy of pursuing deeds in lieu of foreclosure more aggressively should result in a reduction in the holding period for nonperforming assets and ultimately reduce economic losses.

Deposits totaled $659.9 million at December 31, 2009 a decrease of $64.1 million, or 8.8% from December 31, 2008. The following table details our deposit portfolio balances and the average rate paid on our deposit portfolio at December 31, 2009, and December 31, 2008:

	December 31, 2009		December 31, 2008		Change	
	Balance	Rate	Balance	Rate	Balance	Rate
			(In thousands)			
Noninterest-bearing demand	$ 38,911	0.00%	$ 37,526	0.00%	$ 1,388	0.00%
Interest-bearing demand	70,564	0.43	87,199	0.91	(16,635)	(0.48)
Money market	96,172	0.68	112,749	1.35	(16,577)	(0.67)
Savings	36,638	0.25	33,838	0.26	2,800	(0.01)
Certificates of deposit — retail	385,622	2.70	413,134	3.75	(27,512)	(1.05)
Certificates of deposit — brokered	31,995	3.19	39,510	4.23	(7,515)	(1.04)
Total deposits	$659,902	1.89%	$723,956	2.71%	$(64,051)	(0.82)%

The decrease in certificates of deposits and money markets was primarily due to decreases in public funds and brokered deposits. We continue to focus and implement our strategy of improving the long-term funding mix of the Bank's deposit portfolio by developing "core relationships" with small businesses, and adding commercial and retail checking accounts. We have implemented a number of organizational and product development initiatives including a new suite of commercial and small business checking accounts, enhancements to our online business cash management system, and the launch of remote deposit capture solution. We believe these products will help us be more competitive for business checking accounts. See "Liquidity and Capital Resources" in this MD&A for further discussion on our deposit strategy and additional liquidity risks.

The decrease in retail certificates of deposits is due to customers being rate sensitive and their preference toward higher yielding interest rates. We have reduced the rates offered on some of our accounts and feel we are competitive with current markets and are planning on strategic growth of "core relationships". We also believe that if we are able to maintain the certificates of deposit maturing in 2010 the continued decreasing of rates will help to stabilize and possibly reduce our cost of funds. To reduce interest rate risk over the long term, we will increase our efforts to lengthen the duration of our deposit structure and our FHLB borrowings.

We anticipate continuing to pay down brokered deposits in early 2010, in order to maintain the Bank's margin, by growing core deposits. In the future, brokered deposits may be used for liquidity position and contingency funding. However, we acknowledge that brokered deposits are not core, franchise-enhancing deposits, and we do not intend to stray from our strategy of improving the long-term funding mix of the Bank's deposit portfolio by aggregating small business, commercial and retail checking accounts.

Advances from the FHLB and other borrowings decreased by $74.6 million, or 40.6%, to a total of $109.2 million at December 31, 2009. We were able to reduce borrowings as a result of a net decrease in the loan portfolio of $97.6 million and a decrease of $40.7 million in our investment portfolios which was offset partially by decreases in cash balances of $14.1 million from year to year. The Corporation continues to focus on our strategy of growing and replacing a portion of these funding sources with core relationship deposits (checking, savings, money market and CD accounts) in 2010.

Stockholders' equity totaled $60.5 million at December 31, 2009, a decrease of $11.2 million, or 15.6% from December 31, 2008. The decrease resulted primarily from a net loss of $11.2 million and dividends of $143,000.

These decreases were partially offset by, decreasing interest rates that increased the fair value of our investments securities and resulted in an increase in unrealized gains on available for sale securities, net of tax, of $21,000.

The Bank is required to maintain minimum regulatory capital pursuant to the Consent Order of 8%. At December 31, 2009 the Bank's tier one capital was 6.82%.

Comparison of Results of Operations for the Years Ended December 31, 2009 and December 31, 2008

General. Camco's net loss for the year ended December 31, 2009, totaled $11.2 million, a decrease in loss of $4.1 million, or 26.8%, from the $15.3 million of net loss reported in 2008. The decrease in the net loss was primarily due to additional expense in 2008 of $6.7 million in goodwill impairment charges, and additional impairment of $3.4 million in mortgage servicing rights, and $628,000 of expenses relating to the termination of the First Place Financial Corporation merger which was offset partially by a $7.0 million increase in the provision for loan losses and a $1.2 million increase in the federal taxes benefit.

Net Interest Income. Net interest income for the year ended December 31, 2009, amounted to $24.1 million, a decrease of $1.7 million, or 6.5%, compared to 2008, generally reflecting the effects of a $100.7 million decrease in the average balance of interest earning assets. Net interest margin increased to 2.91% for the twelve months ending December 31, 2009 compared to 2.77% for the comparable period in 2008. The increase in net interest margin during the 2009 period, compared to the same period of 2008, was due, nearly equally, to a lower volume of interest-earning assets and a lower yield on those assets offset partially by lower volume of interest-bearing liabilities and a lower cost of interest-bearing liabilities in the 2009 period.

Margin pressure has continued in 2009 due to the yield on assets continuing to decline but, we have continued with our strategies and offset the revenues by decreasing the balances of our borrowed funds. Although we feel the loan portfolio has not grown sufficiently we are currently implementing strategies to increase the volume in 2010 with continual diversification of the loan portfolio and growth in commercial and consumer loan balances as these types of loans are normally higher-yielding assets than adjustable rate mortgages. We also plan to continue to maintain cost of funds by banking our "commercial relationships" and retrieving deposits instead of borrowing at higher yields.

Interest income on loans totaled $40.2 million for the year ended December 31, 2009, a decrease of $10.2 million, or 20.3%, from the comparable 2008 total. The decrease resulted primarily from a 56 basis point decrease in the average yield, from 6.58% in 2008, to 6.02% in 2009, coupled with a $99.5 million, or 13.0%, decrease in the average balance of loans outstanding year to year. Interest income on securities totaled $3.1 million for the year ended December 31, 2009, a $1.3 million, or 29.4%, decrease from the 2008 period. The decrease was due primarily to a $21.3 million, or 21.7%, decrease in the average balance outstanding, coupled with a 44 basis point decrease in the average yield, to 4.01% in 2009. Interest income on FHLB stock decreased by $155,000, or 10.1%, due primarily to a 61 basis point decrease in the average yield, to 4.62% in 2009 offset partially by a $543,000 increase in the average balance outstanding year to year. Interest income on other interest-bearing deposits decreased by $405,000, or 93.8%, due primarily to a 116 basis point decrease in the average yield, to 0.05% in 2009 offset partially by a $19.5 million, increase in the average balance outstanding year to year.

Interest expense on deposits totaled $15.3 million for the year ended December 31, 2009, a decrease of $7.4 million, or 32.5%, compared to the year ended December 31, 2008, due primarily to a 99 basis point decrease in the average cost of deposits, to 2.32% for 2009, coupled with a $24.3 million, or 3.5%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $5.2 million for the year ended December 31, 2009, a decrease of $3.0 million, or 36.4%, from 2008. The decrease resulted primarily from a $46.2 million, or 23.8%, decrease in the average balance outstanding year to year coupled with a 70 basis point decrease in the average rate to 3.54% in 2009.

Approximately $278.5 million, or 66.68%, of our certificate deposit portfolio will mature during 2010. While this presents an opportunity to continue reducing our cost of funds, (as these deposits are re-pricing in a generally lower interest rate environment) we continue to experience competition for deposits in our market areas. This competition is limiting our ability to further reduce the marginal cost of deposits to a level reflective of the general rate environment. Continued decreases in interest rates have compressed our net interest margin due to the lag in re-pricing between our loan and deposit portfolios. At the same time, the loan portfolio has not grown to offset these tighter spreads. As noted earlier, we plan to continue to diversify the loan portfolio by encouraging growth in commercial and consumer loan balances. This strategy should slow net interest margin compression as these types of loans are normally higher-yielding assets than conventional mortgage loans and investment securities.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Key drivers of the provision are declines in commercial real estate values on existing impaired loans and loan downgrades. The higher allocation in recent quarters primarily reflects the impact of distressed commercial real estate values and general economic conditions on specific reserves for impaired loans, while the elevated level of charge-offs in the fourth quarter and 2009 resulted in higher loss factors and charge offs related to classified loans. The allowance allocated to the real estate and consumer loan categories is based upon Camco's allowance methodology for homogeneous pools of loans. The fluctuations and changes in these allocations are consistent with the changes in loan quality, loss experience and economic factors in each of the loan categories. Nonperforming loans (three monthly payments or more delinquent plus nonaccrual loans) totaled $32.8 million at December 31, 2009, a decrease from $53.5 million from December 31, 2008. Additionally, net charge offs totaled $21.4 million for the year ended December 31, 2009 compared to $6.6 million, for the year ended December 31, 2008.

Based upon an analysis of these factors and the continued uncertain economic outlook, we added $21.8 million to the provision for losses on loans for the twelve months ended December 31, 2009, compared to $14.8 million for the same period in 2008. We believe our classified loans are adequately reserved for at December 31, 2009. However, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known classified assets or that the allowance will be adequate to cover losses on classified assets in the future, understanding that all lending activity contains associated risks of loan losses. In addition, the mix and composition of both portfolio loans and nonperforming loans change from period to period. When the Company sets the allowance for loan losses it is dependent on a detailed analysis of different ratios. As of December 31, 2009 the ratio of allowance for loan losses to nonperforming loans increased from the prior year and our loan reserves also increased, representing 2.38% of total net loans versus 2.04% at December 31, 2008.

We have included the following information with respect to impairment measurements relating to collateral-dependent loans for better understanding of our process and procedures relating to fair value of financial instruments:

- The percentage of impaired loans on which we relied on a current third party appraisal for valuation exceeded 90% as of December 31, 2009.

- Based on policy, a loan is typically deemed impaired (nonperforming) once it has gone over 90 days delinquent. Our management of the troubled credit will vary as will the timing of valuations, loan loss provision and charge offs based on a multitude of factors such as, cash flow of the business/borrower, responsiveness of the borrower, communication with the commercial banker, property inspections, property deterioration, and delinquency. Typically, a nonperforming, non-homogeneous collateral dependent loan will be valued and adjusted (if needed) within a 90 day period after determination of impairment. If impaired, the collateral is then evaluated and an updated appraisal is most typically ordered. Upon receipt of an appraisal or other valuation, we complete an impairment analysis to determine if the impaired loan requires a specific reserve. The time frame may be as short as 30 days or as much as 180 days, when an appraisal is ordered.

- Camco's credit risk management process consistently monitors key performance metrics across both the performing and non performing assets to identify any further degradation of credit quality. Additionally, impaired credits are monitored in weekly loan committee asset quality discussions, monthly Asset Classification Committee meetings and quarterly loan loss reserve reviews. Strategy documents and exposure projections are completed on a monthly basis to ensure that the current status of the troubled asset is clearly understood and reported.

- The Asset Classification Committee oversees the management of all impaired loans and any subsequent loss provision or chargeoff that is considered. When a loan is deemed impaired, the valuation is obtained to determine any existing loss that may be present as of the valuation date. Policy dictates that any differences from fair market value, less costs to sell, are to be recognized as loss during the current period (loan loss provision or chargeoff). Any deviations from this policy will be identified by amount and contributing reasons for the policy departure during our quarterly reporting process.

- Camco's policies dictate that an impaired loan subject to partial chargeoff will remain in a nonperforming status until it is brought current. Typically, this occurs when a loan is paid current and completes a period on on-time payments that demonstrate that the loan can perform. Camco monitors through various system reports any loan whose terms have been modified. These reports identify troubled debt restructures, modification, and renewals.
- When circumstances do not allow for updated collateral or Camco determines that an appraisal is not needed, the underlying collateral's fair market value is estimated in the following ways:
- Camco personnel property inspections combined with original appraisal review
- Auditor values
- Broker price opinions
- Various on-line fair market value estimations programs (i.e. Freddie Mac, Fannie Mae, Zillow, etc).

Other Income. Other income totaled $8.3 million for the year ended December 31, 2009, an increase of $4.6 million, or 122.8%, compared to 2008. The increase in other income was primarily attributable to a $3.3 million increase in the value of our mortgage servicing rights coupled with a $907,000 increase in gains on sales of loans.

The increase in mortgage servicing rights was due to decreased prepayment speeds. Balances remained consistent year to year at $497.0 million and $497.4 million at December 31, 2009 and 2008 respectively. The servicing portfolios include one-to-four family residential mortgage loans for others, which are primarily sold to Freddie Mac and Fannie Mae.

The increase in gain on sale of loans income for 2009 was due to an increase in loan sales of $63.2 million year to year.

General, Administrative and Other Expense. General, administrative and other expense totaled $28.1 million for the year ended December 31, 2009, a decrease of $7.1 million, or 20.1%, compared to 2008. The decrease was due primarily to a $6.7 million of expense relating to impairment charges taken on goodwill coupled with $628,000 in merger and acquisition related charges in 2008. These decreases were offset partially by an increase of FDIC insurance of $2.1 million in 2009.

The increase in FDIC premiums resulted from increases in premium rates and deposit balances along with the decreased credits issuances in 2008 relating to the reorganization of the Deposit Insurance Fund assessment of premiums by the FDIC.

Federal Income Taxes. The benefit for Federal income taxes totaled $6.3 million for the year ended December 31, 2009, an increase of $1.2 million, compared to the benefit provision recorded in 2008. The effective tax rates amounted to 36.0% and 25.0% for the years ended December 31, 2009 and 2008, respectively. The increase in federal income tax benefit was primarily attributable to tax credits related to our investment in affordable housing partnerships totaling $571,000 in 2009 compared to $198,000 in 2008. Additionally the tax-exempt character of earnings on bank-owned life insurance supplements the difference between the effective rate of tax benefits and the statutory corporate tax rate for the years ended December 31, 2009 and 2008.

Comparison of Results of Operations for the Years Ended December 31, 2008 and December 31, 2007

General. Camco's net loss for the year ended December 31, 2008, totaled $15.3 million, a decrease of $19.8 million, or 440.5%, from the $4.5 million of net income reported in 2007. The decrease in earnings was primarily due to the additional $13.3 million in the provision for loan losses, coupled with a $6.7 million in goodwill impairment charges, impairment of $2.6 million in mortgage servicing rights, $1.0 million relating to write down of real estate owned and $628,000 expenses relating to the termination of the First Place Financial Corporation merger which was offset partially by a $6.9 million decrease in the provision for federal taxes.

Net Interest Income. Net interest income for the year ended December 31, 2008, amounted to $25.8 million, a decrease of $2.6 million, or 9.3%, compared to 2007, generally reflecting the effects of a $27.0 million decrease in the average balance of interest earning assets. Net interest margin fell to 2.77% for the twelve months ending December 31, 2008 compared to 2.97% for the comparable period in 2007. The compression in net interest margin during the 2008 period, compared to the same period of 2007, was due, nearly equally, to a lower volume of interest-earning assets and a lower yield on those assets offset partially by lower cost of interest-bearing liabilities in the 2008 period.

Margin pressure is due to the yield on assets declining at a faster rate than the cost of funds. At the same time, the loan portfolio has not grown sufficiently to offset the tighter spreads to result in higher net interest income. While loan production has slowed, we continue to diversify the loan portfolio by encouraging continued growth in commercial and consumer loan balances as these types of loans are normally higher-yielding assets than adjustable rate mortgage loans.

Interest income on loans totaled $50.4 million for the year ended December 31, 2008, a decrease of $7.5 million, or 13.0%, from the comparable 2007 total. The decrease resulted primarily from a 52 basis point decrease in the average yield, from 7.10% in 2007, to 6.58% in 2008, coupled with a $49.4 million, or 6.1%, decrease in the average balance of loans outstanding year to year. Interest income on securities totaled $4.4 million for the year ended December 31, 2008, a $226,000, or 4.9%, decrease from the 2007 period. The decrease was due primarily to a $5.8 million, or 5.5%, decrease in the average balance outstanding, partially offset by a 3 basis point increase in the average yield, to 4.45% in 2008. Interest income on FHLB stock decreased by $359,000, or 18.9%, due primarily to a 137 basis point decrease in the average yield, to 5.23% in 2008 offset partially by a $623,000 increase in the average balance outstanding year to year. Interest income on other interest-bearing deposits was the same from year to year which included a 415 basis point decrease in the average yield to 1.21% in 2008 offset by a $27.6 million, or 342.9% decrease in the average outstanding balance year to year.

Interest expense on deposits totaled $22.7 million for the year ended December 31, 2008, a decrease of $2.7 million, or 10.6%, compared to the year ended December 31, 2007, due primarily to a 59 basis point decrease in the average cost of deposits, to 3.31% for 2008, offset partially by a $33.4 million, or 5.1%, increase in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $8.2 million for the year ended December 31, 2008, a decrease of $2.7 million, or 25.0%, from 2007. The decrease resulted primarily from a $55.3 million, or 22.2%, decrease in the average balance outstanding year to year coupled with a 16 basis point decrease in the average rate to 4.24% in 2008.

Approximately $289.0 million, or 63.8%, of our certificate deposit portfolio will mature during 2009. While this presents an opportunity, to continue to reduce our cost of funds since, these deposits are re-pricing in a generally lower interest rate environment, we continue to experience competition for deposits in our market areas, which is limiting our ability to quickly reduce the marginal cost of deposits to a level reflective of the general rate environment. Previous decreases in the Prime rate have continued to compress our net interest margin due to the lag in re-pricing between our loan and deposit portfolios. At the same time, the loan portfolio has not grown to offset these tighter spreads. As noted earlier, we plan to continue to diversify the loan portfolio by encouraging growth in commercial and consumer loan balances. This strategy should slow net interest margin compression as these types of loans are normally higher-yielding assets than conventional mortgage loans and investment securities.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectability of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $14.8 million for the year ended December 31, 2008, an increase of $13.3 million, from the provision recorded in 2007. The increase in provision was due to economic conditions relating to higher unemployment statistics, increasing foreclosures in Ohio and increased charge offs which was coupled with increased classified assets.

Other Income. Other income totaled $3.7 million for the year ended December 31, 2008, a decrease of $2.9 million, or 43.7%, compared to 2007. The decrease in other income was primarily attributable to a $2.6 million decrease in the value of our mortgage servicing rights coupled with a $293,000 decrease in title fee and rent and other income.

The decrease in mortgage servicing rights was due to increased volatility in the market, which in turn increased the prepayment speeds utilized to value the portfolio. At December 31, 2008, we serviced $497.4 million of one-to-four family residential mortgage loans for others, primarily Freddie Mac and Fannie Mae, which declined from $516.0 million at December 31, 2007.

The decrease in rent and other income for 2008 was due to a decrease in loan prepayment penalties of $187,000 coupled with decreased income from our title insurance agency which fell $173,000 in 2008 due to the significant slowdown in home sales and related mortgage loan volume.

General, Administrative and Other Expense. General, administrative and other expense totaled $35.2 million for the year ended December 31, 2008, an increase of $7.9 million, or 28.9%, compared to 2007. The increase was due primarily to a $6.7 million impairment charge taken on goodwill coupled with the write down of real estate owned properties of $1.0 million and $628,000 in merger and acquisition related charges. Core noninterest expense excluding merger and goodwill impairment charges totaled $27.9 million for the year ended December 31, 2008, an increase of $570,000 or 2.1% increase. The increase in core non interest expense was primarily due to increased FDIC premiums and the write down of real estate owned which were partially offset by decreases in advertising, supplies, travel and training and loan and deposit expenses.

The goodwill impairment charge is reflective of the most recent testing valuation as of September 30, 2008, and utilizing subsequent events through December 21, 2008, which indicated the fair value of the reporting unit was fully impaired as of December 31, 2008.

The increase in FDIC premiums resulted from increases in premium rates and deposit balances along with the decreased credits issuances in 2008 relating to the reorganization of the Deposit Insurance Fund assessment of premiums by the Federal Deposit Insurance Corporation.

The increase in real estate owned and other expense is reflective of falling real estate values that negatively impacted our portfolio value and caused a write down to fair market value coupled with additional properties taken in to real estate owned due to foreclosures in 2008. Approximately one of every 448 households in Ohio were in foreclosure at December 31, 2008. Additionally, as noted earlier, home values in Ohio have continued to decline from previous levels. These factors, compounded by an uncertain economic outlook and increasing unemployment, may result in continued expenses in 2009. This was coupled with additional costs relating to bank paid PMI insurance linked to a new product offering in 2008.

While advertising, supplies and travel and training expenses have decreased, it is not foreseeable that they will continue to be at these lower levels due to much of the decrease was related to the announced merger with First Place that was terminated November 2008.

Federal Income Taxes. The benefit for Federal income taxes totaled $5.1 million for the year ended December 31, 2008, a decrease of $6.9 million, compared to the provision recorded in 2007. The effective tax rates amounted to 25.0% and 28.2% for the years ended December 31, 2008 and 2007, respectively. The decrease in federal income tax expense was primarily attributable to a $26.7 million decrease in pre-tax earnings. Tax credits related to our investment in affordable housing partnerships totaled $198,000 in 2008, additionally the tax-exempt character of earnings on bank-owned life insurance supplements the difference between the effective rate of tax benefits and the statutory corporate tax rate for the years ended December 31, 2008 and 2007.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation, including the reclassification of nonaccrual loans, mortgage servicing rights and the allowance for loan losses from Loans receivable to Noninterest-earning assets.

	Year Ended December 31,								
	2009			2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Avg Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Avg Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable(1)	$667,746	$40,231	6.02%	$ 767,202	$50,446	6.58%	$ 816,637	$57,955	7.10%
Securities(2)	76,886	3,085	4.01%	98,212	4,369	4.45%	103,962	4,595	4.42%
FHLB Stock	29,888	1,381	4.62%	29,345	1,536	5.23%	28,722	1,895	6.60%
Interest-bearing deposits and other	55,074	27	0.05%	35,610	432	1.21%	8,041	432	5.36%
Total interest-earning assets	829,594	44,724	5.39%	930,369	56,783	6.10%	957,362	64,877	6.78%
Noninterest-earning assets(3)	105,626			94,220			87,949		
Total Average Assets	**$935,220**			**$1,024,597**			**$1,045,311**		
Interest-bearing liabilities:									
Deposits	$661,806	$15,349	2.32%	$ 686,116	$22,728	3.31%	$ 652,711	$25,429	3.90%
FHLB advances and other	148,223	5,245	3.54%	194,458	8,246	4.24%	249,793	10,992	4.40%
Total interest-bearing liabilities	810,029	20,594	2.54%	880,574	30,974	3.52%	902,504	36,421	4.04%
Noninterest-bearing deposits	37,256			37,918			35,919		
Noninterest-bearing liabilities	16,606			20,619			16,418		
Total Average Liabilities	863,891			939,111			954,841		
Total Average Shareholders' equity	71,329			85,486			90,470		
Net interest income/Interest rate spread	**$935,220**	**$24,130**	2.85%	**$1,024,597**	**$25,809**	2.58%	**$1,045,311**	**$28,456**	2.74%
Net interest margin(4)			2.91%			2.77%			2.97%
Average interest-earning assets to average interest-bearing liabilities			105.42%			105.65%			106.08%

(1) Includes loans held for sale. Loan fees are immaterial.

(2) Includes securities designated as available for sale and held to maturity

(3) Includes nonaccrual loans, mortgage servicing rights and allowance for loan losses

(4) Net interest income as a percent of average interest-earning assets

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume.

Year Ended December 31	2009 Increase/(decrease) Due to			2008 Increase/(Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest income attributable to:						
Loans receivable(1)	$(6,207)	$(4,008)	$(10,215)	$(3,391)	$(4,118)	$(7,509)
Securities	(885)	(399)	(1,284)	(257)	31	(226)
Interest-bearing deposits and other	565	(1,125)	(560)	42	(401)	(359)
Total interest income	(6,527)	(5,532)	(12,059)	(3,606)	(4,488)	(8,094)
Interest expense attributable to:						
Deposits	(780)	(6,599)	(7,379)	1,403	(4,104)	(2,701)
Borrowings	(1,769)	(1,232)	(3,001)	(2,359)	(387)	(2,746)
Total Interest expense	(2,549)	(7,831)	(10,380)	(956)	(4,491)	(5,447)
Increase (decrease) in net interest income	**$(3,978)**	**$ 2,299**	**$ (1,679)**	**$(2,650)**	**$ 3**	**$(2,647)**

(1) Includes loans held for sale.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated. This does not reflect the spread that may eventually be achieved in 2010 or beyond due to possible changes in weighted-average yields earned on interest-earning assets and paid on interest-bearing liabilities in the upcoming year.

	At December 31,	
	2009	2008
Weighted-average yield on:		
Loan portfolio(1)	5.88%	6.47%
Investment portfolio(2)	4.34	4.05
Total interest-earning assets	5.71	5.66
Weighted-average rate paid on:		
Deposits	1.89	2.71
FHLB advances	3.61	3.65
Total interest-bearing liabilities	2.11	2.89
Interest rate spread	**3.60%**	**2.77%**

(1) Includes loans held for sale and excludes the allowance for loan losses.

(2) Includes earnings on FHLB stock and investment securities. Taxable equivalent yield used.

Liquidity and Capital Resources

Liquidity is the Corporation's ability to generate adequate cash flows to meet the demands of its customers and provide adequate flexibility for the Corporation to take advantage of market opportunities. Cash is used to fund loans, purchase investments, fund the maturity of liabilities, and at times to fund deposit outflows and operating activities. The Corporation's principal sources of funds are deposits; amortization, prepayments and sales of loans; maturities, sales and principal receipts from securities; borrowings; and operations. Managing liquidity entails balancing the need for cash or the ability to borrow against the objectives of maximizing profitability and minimizing interest rate risk. The most liquid types of assets typically carry the lowest yields.

Camco is a single bank holding company and its primary ongoing source of liquidity is from dividends received from the Bank. Such dividends arise from the cash flow and earnings of the Bank. Ohio statutes impose certain limitations on the payment of dividends and other capital distributions by banks. Generally, absent approval of the Ohio Division, such statutes limit dividend and capital distributions to earnings of the current and two preceding years. Currently, the Consent Order prohibits the Bank from paying a dividend to Camco without prior approval of the FDIC and Ohio Division. Camco currently has $5.0 million outstanding trust preferred securities with a maturity date of 2037. If needed, Camco's agreement regarding these securities provides for a deferment of interest payment for up to 20 consecutive quarters without default. Based on notification received from the FRB on April 30, 2009, Camco was required to exercise this provision to defer interest payments and has deferred a total of three quarters as of December 31, 2009. See Note K to the Financial Statements in Item 8 below. If the Corporation desires to raise funds in the future, it may consider engaging in further offerings of preferred securities, debentures or other borrowings as well as issuance of capital stock, but any such strategic decisions would require regulatory approval. Further, as a result of entering into the MOU with the FRB on March 4, 2009, we are prohibited from paying dividends to our stockholders without first obtaining the approval of the FRB. Our ability to pay dividends to stockholders is dependent on our net earnings. A continued decline in earnings increases in loan losses, or higher regulatory capital reserve requirements may jeopardize our ability to pay dividends at historical levels.

The objective of the Bank's liquidity management is to maintain ample cash flows to meet obligations for depositor withdrawals, fund the borrowing needs of loan customers, and to fund ongoing operations. Core relationship deposits are the primary source of the Bank's liquidity. As such, the Bank focuses on deposit relationships with local business and consumer clients with a strategy to increase the number of services/products per client. The Corporation views such deposits as the foundation of its long-term liquidity because it believes such core deposits are more stable and less sensitive to changing interest rates and other economic factors compared to large time deposits or wholesale purchased funds.

We monitor and assess liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses. Camco's liquidity contingency funding plan identifies liquidity thresholds and red flags that may evidence liquidity concerns or future crises. The contingency plan details specific actions to be taken by management and the Board of Directors. It also identifies sources of emergency liquidity, both asset and liability-based, should we encounter a liquidity crisis. In conjunction with the Corporation's asset/liability and interest rate risk management activities, we actively monitor liquidity risk and analyze various scenarios that could impact or impair Camco's ability to access emergency funding during a liquidity crisis.

Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Approximately $11.3 million, or 20.0%, of our investment portfolio is expected to mature or prepay during 2010. While these maturities could provide a significant source of liquidity in the short term, public unit deposits and repurchase agreements limit our ability to use these funds freely due to the collateral requirements of such. State and local political subdivision deposits equaled $22.2 million at December 31, 2009, and $60.2 million at December 31, 2008. We may implement additional product strategies to lessen this restriction on our investment portfolio to increase our liquidity options.

Additional sources of liquidity include deposits, borrowings and principal and interest repayments on loans. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and security prepayments are more influenced by interest rates, general economic conditions, and competition and are difficult to predict.

Diversified and reliable sources of wholesale funds are utilized to augment core deposit funding. Borrowings may be used on a long or short-term basis to compensate for reduction in other sources of funds or on a long term basis to support lending activities. The Bank utilizes its investment securities, certain loans and FHLB stock to provide collateral to support its borrowing needs. Management believes that its focus on core relationship deposits coupled with access to borrowing through reliable counterparties provides reasonable and prudent assurance that ample liquidity is available. However, depositor or counterparty behavior could change in response to competition, economic or market situations or other unforeseen circumstances, which could have liquidity implications that may require different strategic or operational actions. One source of wholesale funding is brokered deposits. Consistent with its risk management policy and in response to the general tightening of credit and liquidity conditions in the financial markets at large, the Bank has utilized brokered deposits. At December 31, 2009, such deposits totaled approximately $32.3 million, exclusive of CDARS deposits.

Approximately $278.5 million of the Corporation's certificate of deposit portfolio is scheduled to mature during 2010. Depositors continue a preference toward short-term certificates or other issuances less than 18 months. This places additional liquidity pressure on the Corporation as competition for deposits is very strong in Ohio, Kentucky and West Virginia. A material loss of these short-term deposits could force us to seek funding through contingency sources, which may negatively impact earnings.

FHLB advances are another funding source. In the past, Camco has depended heavily on borrowings to fund balance sheet growth. While significant strategic and tactical focus is currently being placed on deposit growth, borrowings and additional borrowing capacity at the FHLB are still vital sources of liquidity and growth funding. We have approximately $52.7 million of additional borrowing capacity available as of December 31, 2009. However, our total borrowing capacity at the FHLB is dependent on the level of eligible collateral assets held by the Bank and the Bank's credit rating with the FHLB. Our total borrowing capacity with the FHLB decreased to $167.0 million at December 31, 2009, from $219.8 million at December 31, 2008. This capacity has decreased as our one to four- family loan portfolio, the primary collateral for FHLB borrowings, has shrunk and the increase in nonperforming loans has reduced our credit rating (and thereby increased its collateral requirements) in 2009 compared to 2008. The inability of the Bank to access contingency funding from the FHLB may significantly limit our growth and negatively affect earnings. We have improved on-balance-sheet liquidity and in response to higher collateral maintenance requirements and decreases in our overall borrowing capacity.

We plan to continue to monitor our funding sources through brokered deposits and FHLB borrowings, but recognize that our current credit risk profile may restrict these sources. Our Funds Management Group will monitor the deposit rates in our markets to allow for competitive pricing in order to raise funds through deposits. Funds in excess of loan demand and available borrowing repayments will be held in short-term investments or federal funds sold. We are taking these actions to proactively prepare for the possibility of continued deterioration in the credit markets and increases in our nonperforming loans, which may reduce our borrowing capacity at the FHLB further.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2009.

	Payments Due by Period				
	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(In thousands)				
Contractual obligations:					
Operating lease obligations	$ 393	$ 553	$ 362	$ 149	$ 1,457
Advances from the Federal Home Loan Bank	32,263	23,658	15,510	25,860	97,291
Repurchase agreements	6,941	—	—	—	6,941
Certificates of deposit	278,450	116,359	22,808	—	417,617
Subordinated debentures(1)	—	—	—	5,000	5,000
Ohio Equity Funds for Affordable Housing	1,189	958	301	228	2,676
Amount of commitments per period					
Commitments to originate loans:					
Revolving, open-end lines	53,290	—	—	—	53,290
1-4 family residential construction	8,378	—	—	—	8,378
Commercial real estate, other construction loan and land development loans	26,090	—	—	—	26,090
Commercial real estate, construction, and land development loans not secured by real estate	6,753	—	—	—	6,753
Other unused commitments	9,590	—	—	—	9,590
Stand-by letters of credit	493	—	—	—	493
Total contractual obligations	$423,830	$141,528	$38,981	$31,237	$635,576

(1) The subordinated debentures are redeemable at par, at Camco's option, commencing September 15, 2012. The debentures mature on September 15, 2037.

We anticipate that we will have sufficient funds available to meet our current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, we believe that a significant portion of our maturing certificates of deposit in 2010 will remain with the Bank, but recognize the significance of the risks discussed above.

Liquidity management is both a daily and long-term management process. In the event that we should require funds beyond our ability to generate them internally, additional funds are available through the use of FHLB advances, internet deposits, and through the sales of loans and/or securities.

Off-Balance Sheet Arrangements

We engage in off-balance sheet credit-related activities that could require us to make cash payments in the event that specified future events occur. The contractual amounts of these activities represent the maximum exposure to the Bank (as further described in financial statement footnote Note J — Commitments). However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Asset Liability Management and Market Risk

Our results of operations depend substantially on our net interest income. Like most financial institutions, our interest income and cost of funds are affected by general economic conditions, levels of market interest rates, and by competition, and in addition, our community banking focus makes our results from operations particularly dependent on the Ohio economy.

The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk, which arises from changes in interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. Our asset/liability management objective is to maintain consistent growth in net interest income within the Board's policy limits. This objective is accomplished through management of balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

We maintain an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by setting tolerance levels for the net interest margin scenario changes developed simulation models under different interest rate scenarios to measure the risk to earnings over the next 12-month period.

We consider interest rate risk to be Camco's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of Camco's net interest income is largely dependent upon the effective management of interest rate risk.

We employ an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes management projections for activity levels in each of the product lines offered. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Assumptions are inherently uncertain and the measurement of net interest income or the impact of rate fluctuations on net interest income cannot be precisely predicted. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bank's Asset/Liability Management Committee ("ALCO"), which includes senior management representatives and reports to the Bank's Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. The interest rate risk position of Camco presented below is determined by measuring the anticipated change in net interest income over a 12 month horizon assuming an instantaneous and parallel shift (linear) increase or decrease in all interest rates.

Interest rate sensitivity analysis is used to measure the Bank's interest rate risk by computing estimated changes in Net Interest Income (NII) and the Economic Value of Equity (EVE) in the event of a range of assumed changes in market interest rates. EVE represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities. This analysis assesses the risk of loss in market risk sensitive instruments in the event of an immediate and sustained 1 and 2% increase or decrease in market interest rates.

The following table presents the Bank's projected change in NII and EVE for the various rate shock levels at December 31, 2009.

Change in Interest Rates (basis points)	NII % Change	EVE % Change
+200	5.90%	(9.44)%
+100	2.50%	(3.78)%
(100)	(5.10)%	0.84%
(200)	(11.77)%	(0.49)%

The current simulation identifies a decreasing net interest income in a declining rate environment. A contributing factor to this decline is the existing higher prepayment speeds incorporated into our model at year end along with decreased interest revenue due to higher non-performing loans when compared to funding sources. In a rising rate environment our net interest income increases due to the decreasing refinance opportunities and the significant amount of adjustable rate loans within our loan portfolio. These assets will adjust faster than liabilities due to the lagging nature of adjustments in our deposit base.

These estimated changes in net interest income and economic value of equity are within the policy guidelines established by the Board of Directors. In order to reduce the exposure to interest rate fluctuations and to manage liquidity, we have developed sale procedures for several types of interest-sensitive assets. Generally, all long-term, fixed-rate single family residential mortgage loans underwritten according to Freddie Mac and Fannie guidelines are sold upon origination. A total of $39.6 million and $44.6 million of such loans were sold to Freddie Mac, Fannie Mae and other parties during 2009 and 2008, respectively.

Performance Graph

The following graph compares the cumulative total return on Camco's common stock with the cumulative total return of an index of companies whose shares are traded on Nasdaq and the SNL All Bank & Thrift Index for the same period.

Camco Financial Corporation
Total Return Performance



Index Value
200
150
100
50
0
Camco Financial Corporation
NASDAQ Composite
SNL Bank and Thrift
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	Period Ending 12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Camco Financial Corporation	100.00	96.41	89.13	80.94	24.24	15.23
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank and Thrift	100.00	101.57	118.68	90.50	52.05	51.35

On January 23, 2009, Camco awarded the Chief Executive Officer and President of Camco 50,000 shares of restricted stock in connection with his employment as Chief Executive Officer and President of Camco. The restricted stock vests over four years in equal installments of 12,500 shares each year, beginning on the first anniversary of the date of the restricted stock award. The restricted stock award was a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

Camco did not repurchase any stock during 2009.

Management's Report on Internal Control over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) that is designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden, and misstatements resulting from error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 based upon the criteria for effective internal control over financial reporting described in "Internal Control — Integrated Framework" issued by COSO. Based upon this assessment, management believes that, as of December 31, 2009, the internal control over financial reporting was not effective because there was a control deficiency that constituted a material weakness.

A material weakness is a control deficiency or a combination of control deficiencies that result in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. As of December 31, 2009, we did not maintain effective controls over the preparation and review of our allowance for loan losses. Specifically, we did not maintain effective internal controls over the review process on historical loss factors in the current loan loss provision. This control deficiency resulted in an increase in the Company's allowance for loan losses and loan loss provision as of and for the year ended December 31, 2009. Accordingly, management determined that this control deficiency constitutes a material weakness in internal control over financial reporting as of December 31, 2009.

Plans for Remediation of Material Weakness

The Company is in the process of actively remediating this material weakness. The Company's plans include the following:

- Establishing an interdepartmental committee, which will be a subgroup of the Asset Classification Committee, amongst credit administration, enterprise risk management and finance department to review the overall loan loss provision process by assessing the historical risk factors, the recent trends, and economic forecasts, as appropriate. This enhanced collaborative process will help identify trends that should be recognized in the overall loan loss provision process while permitting the use of professional judgment necessary to interpret the complex data. The jointly compiled loan loss provision will be reported to and approved by the executive management including CEO and the Board of Directors on a quarterly basis.
- Performing more frequent loan loss provision analysis than current quarterly analysis until otherwise decided in the future. Complete analysis as of the month-end prior to the quarter-end will be performed and reviewed by the aforementioned committee.

Although we believe that the improvements in our internal control processes as designed are adequate to remediate the material weakness, we will not consider the material weakness to be remediated until the new processes operate for a sufficient period of time, and we are confident that they are operating effectively.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited the accompanying consolidated statement of financial condition of Camco Financial Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Camco Financial Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 29, 2010 expressed an adverse opinion on internal control over financial reporting.

/s/ Plante & Moran PLLC

March 29, 2010
Columbus, Ohio

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Camco Financial Corporation

We have audited Camco Financial Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Camco Financial Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Camco Financial Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. The review process related to the allowance for loan losses was not effective to identify errors in the historical loss data utilized in the calculation of the allowance.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Camco Financial Corporation has not maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Camco Financial Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 financial statements, and this report does not affect our report dated March 29, 2010, which expressed an unqualified opinion on those financial statements.

/s/ Plante & Moran PLLC

March 29, 2010
Columbus, Ohio

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2009	2008
	(In thousands, except share data)	
ASSETS		
Cash and due from banks	$ 20,490	$ 17,013
Interest-bearing deposits in other financial institutions	17,663	35,272
Cash and cash equivalents	38,153	52,285
Securities available-for-sale, at market	55,950	85,352
Securities held-to-maturity, at cost	2,113	13,406
Loans held for sale — at lower of cost or market	475	2,185
Loans receivable — net	659,022	756,641
Office premises and equipment — net	10,870	11,868
Real estate acquired through foreclosure	9,660	5,841
Federal Home Loan Bank stock — at cost	29,888	29,888
Accrued interest receivable	3,979	4,118
Mortgage servicing rights — at lower of cost or market	4,433	3,731
Prepaid expenses and other assets	5,712	10,785
Cash surrender value of life insurance	18,838	22,532
Prepaid and refundable federal income taxes	3,562	1,814
Total assets	**$842,655**	**$1,000,446**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$659,902	$ 723,956
Other borrowings	11,941	16,727
Advances from the Federal Home Loan Bank	97,291	167,106
Advances by borrowers for taxes and insurance	1,909	2,458
Accounts payable and accrued liabilities	11,098	18,499
Total liabilities	782,141	928,746
Commitments	—	—
Stockholders' equity		
Preferred stock — $1 par value; authorized 100,000 shares; no shares outstanding	—	—
Common stock — $1 par value; authorized 14,900,000 shares; 8,884,508 shares issued at December 31, 2009 and 8,834,508 shares issued at December 31, 2008	$ 8,885	$ 8,835
Additional paid-in capital	60,124	59,896
Retained earnings	14,695	26,055
Accumulated other comprehensive income	1,049	1,028
Unearned compensation	(125)	—
Treasury stock — 1,678,913 shares at December 31, 2009 and 2008, at cost	(24,114)	(24,114)
Total stockholders' equity	60,514	71,700
Total liabilities and stockholders' equity	**$842,655**	**$1,000,446**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands, except per share data)		
Interest and dividend income			
Loans	$ 40,231	$ 50,446	$57,955
Investment securities	3,085	4,369	4,595
Other interest-bearing accounts	1,408	1,968	2,327
Total interest income	44,724	56,783	64,877
Interest expense			
Deposits	15,349	22,728	25,429
Borrowings	5,245	8,246	10,992
Total interest expense	20,594	30,974	36,421
Net interest income	24,130	25,809	28,456
Provision for losses on loans	21,792	14,793	1,495
Net interest income after provision for losses on loans	2,338	11,016	26,961
Other income			
Rent and other	970	792	911
Title fees	723	479	652
Loan servicing fees	1,264	1,308	1,375
Gain on sale of loans	1,271	364	353
Mortgage servicing rights — net	703	(2,625)	(68)
Service charges and other fees on deposits	2,277	2,387	2,441
Gain on sale of investment securities	—	2	1
Gain (loss) on sale of premises and equipment	127	1	(25)
Income on cash surrender value life insurance	926	1,000	948
Total other income	8,261	3,708	6,588
General, administrative and other expense			
Employee compensation and benefits	12,453	13,279	13,216
Occupancy and equipment	3,247	3,374	3,464
Federal deposit insurance premiums	2,471	406	81
Data processing	1,190	1,152	1,186
Advertising	525	938	1,299
Franchise taxes	1,018	1,202	1,104
Postage, supplies and office expenses	1,394	1,341	1,421
Travel, training and insurance	315	404	518
Professional services	1,692	1,355	1,452
Transaction processing	895	1,009	947
Real estate owned and other expenses	2,312	2,074	1,148
Loan expenses	597	1,319	1,447
Goodwill Impairment	—	6,683	—
Merger expenses	4	628	—
Total general, administrative and other expense	28,113	35,164	27,283
Earnings (loss) before federal income taxes	(17,514)	(20,440)	6,266
Federal income taxes			
Current	(3,924)	(713)	1,216
Deferred	(2,373)	(4,403)	549
Total federal income taxes	(6,297)	(5,116)	1,765
NET EARNINGS (LOSS)	**$(11,217)**	**$(15,324)**	**$ 4,501**
EARNINGS (LOSS) PER SHARE			
Basic	**$ (1.56)**	**$ (2.14)**	**$ 0.61**
Diluted	**$ (1.56)**	**$ (2.14)**	**$ 0.61**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(In thousands)	
Net earnings (loss)	$(11,217)	$(15,324)	$4,501
Other comprehensive income net of tax effects:			
Unrealized holding on securities during the period, net of taxes of $11, $536 and $625 in 2009, 2008 and 2007, respectively	21	1,040	1,213
Reclassification adjustment for realized gains included in operations, net of taxes of $0, $1 and $1 for the years ended December 31, 2009, 2008 and 2007, respectively	—	(1)	(1)
Comprehensive income (loss)	**$(11,196)**	**$(14,285)**	**$5,713**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2009, 2008 and 2007

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total Stockholders' Equity
	(In thousands, except per share data)							
Balance at January 1, 2007	**7,155,595**	**$8,832**	**$59,722**	**$ 43,954**	**$(1,225)**	**$ —**	**$(20,191)**	**$ 91,092**
Stock options exercised	2,427	3	28	—	—	—	—	31
Cash dividends declared — $0.60 per share	—	—	—	(4,372)	—	—	—	(4,372)
Stock Option Expense	—	—	92	—	—	—	—	92
Net earnings for the year ended December 31, 2007	—	—	—	4,501	—	—	—	4,501
Purchase of treasury shares	(309,888)	—	—	—	—	—	(3,923)	(3,923)
Unrealized losses on securities designated as available for sale, net of related tax benefits	—	—	—	—	1,213	—	—	1,213
Balance at December 31, 2007	**7,155,595**	**$8,835**	**$59,842**	**$ 44,083**	**$ (12)**	**$ —**	**$(24,114)**	**$ 88,634**
Stock options exercised	—	—	—	—	—	—	—	—
Cash dividends declared — $0.2625 per share	—	—	—	(1,872)	—	—	—	(1,872)
Stock Option Expense	—	—	54	—	—	—	—	54
Net loss for the year ended December 31, 2008	—	—	—	(15,324)	—	—	—	(15,324)
Change in accounting — split dollar life insurance	—	—	—	(832)	—	—	—	(832)
Unrealized gains on securities designated as available for sale, net of related tax benefits	—	—	—	—	1,040	—	—	1,040
Balance at December 31, 2008	**7,155,595**	**$8,835**	**$59,896**	**$ 26,055**	**$ 1,028**	**$ —**	**$(24,114)**	**$ 71,700**
Stock options exercised	—	—	—	—	—	—	—	—
Cash dividends declared — $0.02 per share	—	—	—	(143)	—	—	—	(143)
Stock Option Expense	—	—	153	—	—	—	—	153
Net loss for the year ended December 31, 2009	—	—	—	(11,217)	—	—	—	(11,217)
Restricted shares granted	50,000	50	75	—	—	(125)	—	—
Unrealized gains of securities designated as available for sale, net of related tax benefits	—	—	—	—	21	—	—	21
Balance at December 31, 2009	**7,205,595**	**$8,885**	**$60,124**	**$ 14,695**	**$ 1,049**	**$(125)**	**$(24,114)**	**$ 60,514**

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss) for the year	$ (11,217)	$ (15,324)	$ 4,501
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Amortization of premiums and discounts on investment and mortgage-backed securities — net	(20)	58	115
Amortization of mortgage servicing rights — net	360	3,229	747
Depreciation and amortization	1,413	1,352	1,434
Stock option expense	153	54	92
Deferred federal income taxes	2,373	(4,403)	549
Provision for losses on loans	21,792	14,793	1,495
Amortization of deferred loan origination fees	468	343	84
Loss on sale of real estate acquired through foreclosure	1,069	1,364	297
Gain on sale of investment securities	—	(2)	(1)
(Gain) loss on sale of premises and equipment, net	(127)	(1)	25
Federal Home Loan Bank stock dividends	—	(1,166)	—
Net increase in cash surrender value of life insurance	(766)	(825)	(786)
Gain on sale of loans	(1,271)	(364)	(353)
Loans originated for sale in the secondary market	(106,771)	(44,346)	(49,458)
Proceeds from sale of mortgage loans in the secondary market	109,752	45,694	50,306
Impairment of Goodwill	—	6,683	—
Increase (decrease) in cash, due to changes in:			
Accrued interest receivable	139	3,988	468
Prepaid expenses and other assets	(1,431)	(1,388)	(4,283)
Accounts payable and other liabilities	(5,731)	29	(250)
Net cash provided by operating activities	10,185	9,768	4,982
Cash flows provided by (used in) investing activities:			
Proceeds from sale of investment securities designated as available for sale	—	4,254	3
Purchase of securities designated as available for sale	(27,019)	(50,175)	(43,729)
Purchase of securities designated as held to maturity	—	(24,104)	—
Principal repayments and maturities of investment-securities held to maturity	11,333	13,513	667
Principal repayments and maturities of investment securities available for sale	56,432	50,962	64,050
Loan disbursements	(131,381)	(197,981)	(245,835)
Purchases of loans	(7,035)	(249)	(3,021)
Principal repayments on loans	204,502	229,330	249,922
Purchase of premises and equipment	(476)	(366)	(1,131)
Proceeds from sale of office premises and equipment	189	2	16
Proceeds from sale of real estate acquired through foreclosure	4,025	3,825	2,454
Proceeds from surrender of life insurance	4,460	—	—
Net cash provided by investing activities	115,030	29,011	23,396
Net cash provided by operating and investing activities (balance carried forward)	125,215	38,779	28,378

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2008 and 2007 — (Continued)

	2009	2008	2007
		(In thousands)	
Net cash provided by operating and investing activities (balance brought forward)	$ 125,215	$ 38,779	$ 28,378
Cash flows provided by financing activities:			
Net increase(decrease) in deposits	(64,054)	31,772	7,402
Proceeds from Federal Home Loan Bank advances	44,000	79,600	79,000
Proceeds from subordinated debentures	—	—	5,000
Repayment of Federal Home Loan Bank advances	(113,815)	(111,558)	(125,224)
Net change in repurchase agreements	(4,786)	(5,190)	10,066
Dividends paid on common stock	(143)	(2,953)	(4,411)
Proceeds from exercise of stock options	—	—	31
Purchase of treasury stock	—	—	(3,923)
Net increase (decrease) in advances by borrowers for taxes and insurance	(549)	(1,169)	143
Net cash used in financing activities	(139,347)	(9,498)	(31,916)
Net increase (decrease) in cash and cash equivalents	(14,132)	29,281	(3,538)
Cash and cash equivalents at beginning of year	52,285	23,004	26,542
Cash and cash equivalents at end of year	$ 38,153	$ 52,285	$ 23,004
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 20,726	$ 30,396	$ 36,687
Income taxes	$ 144	$ 250	$ 1,125
Transfers from loans to real estate acquired through foreclosure	$ 9,631	$ 6,574	$ 5,490

CAMCO FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Camco Financial Corporation ("Camco" or the "Corporation") is a financial holding company whose business activities are limited primarily to holding the common stock of Advantage Bank ("Advantage" or the "Bank") and Camco Title Agency ("Camco Title"). Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements. Some items in the prior-year financial statements were reclassified to conform to the current year's presentation.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities

Investment securities are classified as held to maturity or available for sale upon acquisition. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

3. Loans Receivable

Loans held in the portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs and the allowance for loan losses.

The accrual of interest on loans is discontinued at the time the loan is three monthly payments delinquent unless the credit is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is not recognized until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2009 and 2008, loans held for sale were carried at cost.

4. Loan Origination and Commitment Fees

Currently, the Corporation accounts for loan origination fees and costs by deferring all loan origination fees received, net of certain direct origination costs, on a loan-by-loan basis and amortizing the interest income using the interest method, giving effect to actual loan prepayments. Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off or an allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans by measurements based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions, the Corporation considers its investment in owner-occupied one- to four-family residential loans, home equity lines of credit and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value. It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent.

The allowance for impaired loans is included in the Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Bank's overall provision for losses on loans.

6. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. *Office Premises and Equipment*

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

8. *Mortgage Servicing Rights*

The Corporation accounts for mortgage servicing rights ("MSRs") as separate assets. Mortgage servicing rights are acquired through either the purchase or origination of mortgage loans and the subsequent sale of those loans with servicing rights retained. At that time, an allocation of the cost of the loan is considered the mortgage servicing right asset.

The Corporation assesses the rights for impairment quarterly. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank are segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

To determine the fair value of the MSRs each reporting quarter, information is transmitted to a third party provider who assists in determining the fair value of MSRs, as described below.

Servicing assets are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float is also calculated utilizing the current period fed funds rate. Mortgage loan prepayment speeds are calculated by taking into consideration Advantage Bank's historical trends when estimating prepayment speeds and helped provide scenarios with each evaluation. Based on the assumptions, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, the information is reviewed and MSRs are marked to the lower of amortized cost or fair value for the current quarter.

The Corporation recorded capitalization related to mortgage servicing rights totaling approximately $1.2 million, $604,000, and $679,000, for the years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $360,000, $3.3 million and $747,000, for the years ended December 31, 2009, 2008 and 2007, respectively. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $4.4 million and $3.7 million at December 31, 2009 and 2008 respectively. Fair value was determined using discount rates ranging from 7.5% to 9.0% in 2009 and 8.0% to 12.0% in 2008, and prepayment speeds ranging from 6.0% to 31.4% in 2009 and from 9.6% to 30.0% in 2008.

At December 31, 2009 and 2008, the Bank was servicing mortgage loans of approximately $497.0 million and $497.4 million, respectively, which were sold to the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and other investors.

9. *Goodwill*

In prior years, the Corporation has grown through mergers and acquisitions accounted for under the purchase method of accounting. Under the purchase method, the Corporation is required to allocate the cost of an acquired company to the assets acquired, including identified intangible assets, and liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the net assets acquired represents goodwill, which is not subject to amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill recorded by the Corporation in connection with its acquisitions relates to the inherent value in the businesses acquired and this value is dependent upon the Corporation's' ability to provide quality, cost-effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

Goodwill is not amortized but is tested for impairment when indicators of impairment exist, or at least annually. Potential goodwill impairment exists when the fair value of the reporting unit (as defined by US GAAP) is less than its carrying value. An impairment loss is recognized in earnings only when the carrying amount of goodwill is less than its implied fair value. The 2008 evaluation showed impairment and the total goodwill was written off per the fair value appraisal in December 2008.

10. *Federal Income Taxes*

Income taxes are provided based on the liability method of accounting, which includes the recognition of deferred tax assets and liabilities for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. In general, Camco records deferred tax assets when the event giving rise to the tax benefit has been recognized in the Consolidated Financial Statements.

A valuation allowance is recognized to reduce any deferred tax assets that, based upon available information, it is more-likely-than-not all, or any portion, of the deferred tax asset will not be realized. Assessing the need for, and amount of, a valuation allowance for deferred tax assets requires significant judgment and analysis of evidence regarding realization of the deferred tax assets. In most cases, the realization of deferred tax assets is dependent upon Camco generating a sufficient level of taxable income in future periods, which can be difficult to predict. Given the nature of Camco's deferred tax assets, management determined no valuation allowances were needed at either December 31, 2009 or 2008.

The calculation of tax liabilities is complex and requires the use of estimates and judgment since it involves the application of complex tax laws that are subject to different interpretations by Camco and the various tax authorities. These interpretations are subject to challenge by the tax authorities upon audit or to reinterpretation based on management's ongoing assessment of facts and evolving case law.

From time-to-time and in the ordinary course of business, Camco is involved in inquiries and reviews by tax authorities that normally require management to provide supplemental information to support certain tax positions taken in the tax returns. Uncertain tax positions are initially recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Management believes it has taken appropriate positions on its tax returns, although the ultimate outcome of any tax review cannot be predicted with certainty. Still, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical financial statements.

11. *Earnings Per Share*

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options. Diluted earnings per share is not computed for periods in which an operating loss is sustained. The computations were as follows for the years ended December 31:

For the Years Ended	2009	2008	2007
	(In thousands, except per share information)		
BASIC:			
Net earnings (loss)	$(11,217)	$(15,324)	$4,501
Weighted average common shares outstanding	7,202	7,156	7,327
Earnings (loss) per share — Basic	$ (1.56)	$ (2.14)	$ 0.61
DILUTED:			
Net earnings (loss)	$(11,217)	$(15,324)	$4,501
Weighted average common shares outstanding	7,202	7,156	7,327
Dilutive effect of stock options	0	0	1
Total common shares and dilutive potential common shares	7,202	7,156	7,328
Diluted earnings (loss) per share	$ (1.56)	$ (2.14)	$ 0.61

Options to purchase 255,833, 219,990 and 283,557 shares of common stock at December 31, 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per share for those years because of the loss incurred and anti-dilutive impact of the options.

12. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

13. *Advertising*

Advertising costs are expensed when incurred.

14. *New Accounting Pronouncements*

On June 29, 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement establishing the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. Other than resolving certain minor inconsistencies in current U.S. generally accepted accounting principles (GAAP), the ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue.

ASC Topic 820, Fair Value Measurement and Disclosure. In April 2009, an amendment to the accounting and reporting standards of fair value measurements and disclosures was issued. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This amendment also provides guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of this standard did not have a material effect on the Corporation's financial statements.

ASC Topic 320, Investments — Debt and Equity Securities. Effective June 30, 2009, the Corporation adopted the amendment to the accounting and reporting standards regarding recognition and disclosure of other-than-temporary impairment ("OTTI"). This amendment requires recognition of only the credit portion of OTTI in current earnings for those debt securities where there is no intent to sell or it is more likely than not the Corporation would not be required to sell the security prior to expected recovery. The remaining portion of the OTTI is to be included in other comprehensive income. The adoption of this amendment did not have a material impact on the Corporation's financial statements.

ASC Topic 855, Subsequent Events. On May 28, 2009, the FASB issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date.

ASC Topic 860, Transfers and Servicing. In November 2009, an amendment to the accounting standards for transfers of financial assets was issued. This amendment removes the concept of a qualifying special purpose entity from existing GAAP and removes the exception from applying the accounting and reporting standards within ASC 810, Consolidation, to qualifying special purpose entities. This amendment also establishes conditions for accounting and reporting of a transfer of a portion of a financial asset, modifies the asset sale/derecognition criteria, and changes how retained interests are initially measured. This amendment is expected to provide greater transparency about transfers of financial assets and a transferor's continuing involvement, if any, with the transferred assets. This accounting pronouncement will be effective in 2010. The adoption of this pronouncement is not expected to have a material impact on the Corporation's financial statements.

ASC Topic 810, Consolidation. In November 2009, an amendment to the accounting standards for consolidation was issued. The new guidance amends the criteria for determining the primary beneficiary of, and the entity required to consolidate, a variable interest entity. This accounting pronouncement will be effective in 2010. The adoption of this pronouncement is not expected to have a material on the Corporation's financial statements.

15. Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE B — INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2009 and 2008 are as follows:

	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$14,514	$ 88	$ 38	$14,564
Corporate equity securities	157		69	88
Mortgage-backed securities	39,690	1,609	1	41,298
Total investment securities available for sale	$54,361	$1,697	$108	$55,950
Held to maturity:				
Municipal bonds	$ 501	$ 57	$ —	$ 558
Mortgage-backed securities	1,612	36	6	1,642
Total investment securities held to maturity	$ 2,113	$ 93	$ 6	$ 2,200

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
Available for sale:				
U.S. Government sponsored enterprises	$28,318	$ 321	$—	$28,639
Municipal bonds	100	1	—	101
Corporate equity securities	157	—	14	143
Mortgage-backed securities	55,218	1,252	1	56,469
Total investment securities available for sale	$83,793	$1,574	$15	$85,352
Held to maturity:				
U.S. Government sponsored enterprises	$10,955	$ 89	$—	$11,044
Municipal bonds	541	33	—	574
Mortgage-backed securities	1,910	28	26	1,912
Total investment securities held to maturity	$13,406	$ 150	$26	$13,530

The amortized cost and estimated fair value of investment securities at December 31, 2009 by contractual term to maturity are shown below.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	—	—	—	—
Due after one year through five years	$11,514	$11,602	$ 411	$ 448
Due after five years through ten years	3,000	2,962	—	—
Due after ten years	—	—	90	110
Total investment securities	14,514	14,564	501	558
Due in one year or less	951	971	2	2
Due after one year through five years	7,730	7,931	1	1
Due after five years through ten years	7,048	7,366	440	448
Due after ten years	23,961	25,030	1,169	1,191
Total Mortgage-backed securities	39,690	41,298	1,612	1,642
Corporate equity securities	157	88	—	—
Total	$54,361	$55,950	$2,113	$2,200

Proceeds from sales of investment securities during the years ended December 31, 2009, 2008 and 2007, totaled $-, $4.3 million and $3,000 respectively, resulting in gross realized gains of $-, $2,000 and $1,000 in those respective years.

NOTE C — LOANS RECEIVABLE

	2009	2008
	(In thousands)	
Conventional real estate loans:		
Residential properties	$332,323	$402,736
Multi-family	39,027	38,633
Nonresidential real estate	124,245	129,334
Construction	16,384	31,097
Commercial & development	36,392	40,616
Home equity lines of credit	109,163	125,442
Consumer, education and other loans	17,743	4,176
Total	675,277	772,034
Increase (decrease) due to:		
Unamortized yield adjustments	(156)	354
Allowance for loan losses	(16,099)	(15,747)
Loans receivable — net	**$659,022**	**$756,641**

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectability. The aggregate dollar amount of these loans totaled approximately $691,000 and $561,000 at December 31, 2009 and 2008, respectively. During 2009, $531,000 of related party loans were made and repayments totaled $199,000. In 2009, the related party loans decreased by $202,000 due to the resignation of an executive officer.

NOTE D — ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2009	2008	2007
		(In thousands)	
Balance at beginning of year	$ 15,747	$ 6,623	$ 7,144
Provision for losses on loans	21,792	14,793	1,495
Charge-offs of loans	(22,546)	(6,567)	(2,097)
Recoveries	1,106	898	81
Balance at end of year	**$ 16,099**	**$15,747**	**$ 6,623**

Nonaccrual and nonperforming loans totaled approximately $36.4 million, $53.5 million and $25.5 million at December 31, 2009, 2008 and 2007, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $2.1 million, $2.0 million and $1.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The Bank's impaired loan information is as follows:

At December 31:	2009	2008
	(In thousands)	
Impaired loans with related allowance	$ 7,509	$25,012
Impaired loans with no related allowance	18,473	24,370
Total impaired loans	**$25,982**	**$49,382**
Allowance on impaired loans	**$ 4,399**	**$ 5,609**

For the Year Ended December 31:	2009	2008	2007
		(In thousands)	
Average balance of impaired loans	$40,544	$25,936	$11,467
Cash basis interest income recognized on impaired loans	$ 1,044	$ 267	$ 674

NOTE E — OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31, is summarized as follows:

	2009	2008
	(In thousands)	
Land	$ 2,120	$ 2,120
Buildings and improvements	13,134	13,368
Furniture, fixtures and equipment	9,325	9,619
	24,579	25,107
Less accumulated depreciation and amortization	13,709	13,239
	$10,870	**$11,868**

Depreciation expense amounted to $1.3 million for the years ended December 31, 2009, 2008 and 2007.

NOTE F — DEPOSITS

Deposit balances by type and weighted-average interest rate at December 31, 2009 and 2008, are summarized as follows:

	2009		2008	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Noninterest-bearing checking accounts	$ 38,911	—%	$ 37,526	—%
NOW accounts	70,564	0.43	87,199	0.91
Money market demand accounts	96,172	0.68	112,749	1.35
Passbook and statement savings accounts	36,638	0.25	33,838	0.26
Certificates of deposit	417,617	2.73	452,644	3.79
Total deposits	**$659,902**	**1.89**%	**$723,956**	**2.71**%

At December 31, 2009 and 2008, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $136.3 million and $160.9 million, respectively.

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31, 2009:

Year ending December 31:	(In thousands)
2010	$278,450
2011	105,466
2012	10,892
2013	16,927
2014	5,882
Thereafter	—
Total certificate of deposit accounts	**$417,617**

NOTE G — ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the types of advances from the Federal Home Loan Bank of Cincinnati (FHLB) at December 31:

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance
		(In thousands)	
2009			
Overnight repurchase-based	3.25%	0.01	$ 234
Fixed-rate, interest only	2.52	1.17	32,000
Fixed-rate, amortizing	6.02	7.89	2,057
Fixed-rate, interest only, convertible	3.88	3.62	38,000
Fixed-rate, interest only, putable	4.39	3.43	25,000
Total	3.61%	2.86	$97,291

	Weighted-Average Rate	Weighted-Average Maturity (years)	Balance
		(In thousands)	
2008			
Overnight repurchase-based	0.55%	0.01	$ 15,000
Fixed-rate, interest only	3.80	1.04	78,000
Fixed-rate, amortizing	5.72	7.42	3,106
Fixed-rate, interest only, convertible	3.85	3.85	46,000
Fixed-rate, interest only, putable	4.39	4.43	25,000
Total	3.65%	2.35	$167,106

Convertible fixed-rate advances may be converted to floating-rate advances, on a quarterly basis, at the option of the FHLB. Putable fixed-rate advances may be terminated, on a quarterly basis after a fixed period of time, at the option of the FHLB. The Corporation may only repay convertible and putable advances upon conversion or termination by the FHLB without penalty, prior to maturity.

Advances from the FHLB, collateralized at December 31, 2009, by a blanket agreement using substantially all of the Bank's one- to four- family and multi-family mortgage portfolios and the Bank's investment in FHLB stock, are as follows:

Maturing year Ending December 31,	Interest rate range	(Dollars in thousands)
2010	0.49%-5.01%	$37,000
2011	3.85%-4.93%	8,000
2012	4.45%-4.70%	10,000
2013	2.66%-6.05%	10,196
2014	4.26%-6.10%	5,326
Thereafter	3.25%-7.00%	26,769
		$97,291

NOTE H — OTHER BORROWINGS

In July 2007, the Corporation formed a special purpose entity, Camco Statutory Trust I (Trust), for the sole purpose of issuing $5.0 million trust preferred securities. Additionally, Camco issued subordinated debentures to the Trust in exchange for the proceeds of the offering of the trust preferred securities. The subordinated debentures represent the sole asset of the Trust. The subordinated debentures are due on September 15, 2037 (Due Date). The subordinated debentures carry a fixed rate of interest of 6.648% until September 15, 2012, at which point the interest rate becomes variable at 133 basis points over the three month LIBOR rate. The Corporation may redeem the subordinated debentures any time prior to the Due Date as follows:

Call Date	Terms
9/15/2010	Callable at 101.570% of par
9/15/2011	Callable at 100.785% of par
9/15/2012	Callable until Due Date at par

Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. These dividends have been deferred since April, 2009.

Obligations for securities sold under agreements to repurchase were collateralized at December 31, 2009 and 2008, by investment securities with a book value including accrued interest of approximately $6.4 million and $16.6 million and a market value of approximately $6.7 million and $16.6 million, respectively. The maximum balance of repurchase agreements outstanding at any month-end during the years ended December 31, 2009 and 2008, was $15.2 million and $12.7 million, respectively, and the average month-end balance outstanding for 2009 and 2008 was approximately $8.9 million and $11.6 million, respectively.

NOTE I — FEDERAL INCOME TAXES

At December 31, 2009, the Corporation has a $3.0 million net operating loss carry forward available to reduce future income taxes through 2029.

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2009. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2009.

NOTE J — COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

The following table summarizes the Bank's outstanding commitments to originate adjustable and fixed-rate loans at December 31:

	Fixed Rate Loans	Adjustable Rate Loans	Unused lines of Credit — HELOC & Other	Stand by letters of credit
	(In thousands)			
2009	$4,984	$44,831	$54,286	$493
2008	$5,000	$21,000	$73,400	$575

Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended December 31, 2017. The following table summarizes minimum payments due under lease agreements by year:

Year Ending December 31,	(In thousands)
2010	$ 393
2011	306
2012	247
2013	154
2014	104
2015 and thereafter	253
	$1,457

Rental expense under operating leases totaled approximately $395,000, $395,000 and $423,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE K — REGULATORY CAPITAL

Camco and Advantage are subject to the regulatory capital requirements of the Federal Reserve Board (the "FRB") and Advantage is subject to the requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FRB and FDIC have adopted risk-based capital ratio guidelines to which the Corporation is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Banks and financial holding companies are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The regulatory agencies may, however, set higher capital requirements when particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

During 2009, management was notified by the FDIC that for Advantage to be categorized as "well-capitalized" under the regulatory framework the Bank must have a Tier 1 leverage to average assets equating to 8.00%. To be categorized as "well-capitalized" Camco and Advantage must maintain this minimum capital ratio per the FDIC.

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2009:

	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital to risk-weighted assets:						
Camco Financial Corporation	$71,979	11.42%	≥$50,439	≥ 8.0%	≥ $63,048	10.0%
Advantage Bank(1)	$67,293	10.71%	≥$50,274	≥ 8.0%	≥ $62,842	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$64,022	10.15%	≥$25,219	≥ 4.0%	≥ $37,829	6.0%
Advantage Bank(1)	$59,336	9.44%	≥$25,137	≥ 4.0%	≥ $37,705	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$64,022	7.33%	≥$34,945	≥ 4.0%	≥ $43,681	5.0%
Advantage Bank(1)	$59,336	6.82%	≥$34,784	≥ 4.0%	≥ $43,479	5.0%

(1) Due to the consent order Advantage cannont be considered well capitalized until such order is lifted by the FDIC and the Ohio Division

The following tables present certain information regarding compliance by Camco and Advantage with applicable regulatory capital requirements at December 31, 2008:

	Actual		For Capital Adequacy Purposes		To be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Total capital to risk-weighted assets:						
Camco Financial Corporation	$83,710	12.55%	≥$53,351	≥8.0%	≥$66,689	10.0%
Advantage Bank	$78,372	11.78%	≥$53,242	≥8.0%	≥$66,552	10.0%
Tier I capital to risk-weighted assets:						
Camco Financial Corporation	$75,299	11.29%	≥$26,676	≥4.0%	≥$40,013	6.0%
Advantage Bank	$69,961	10.51%	≥$26,621	≥4.0%	≥$39,931	6.0%
Tier I leverage to average assets:						
Camco Financial Corporation	$75,299	7.39%	≥$40,754	≥4.0%	≥$50,943	5.0%
Advantage Bank	$69,961	6.89%	≥$40,608	≥4.0%	≥$50,760	5.0%

Federal law prohibits a financial institution from making a capital distribution to anyone or paying management fees to any person having control of the institution if, after such distribution or payment, the institution would be undercapitalized. Additionally, the payment of dividends by Advantage Bank to its parent and by Camco Financial Corporation to shareholders is subject to restriction by regulatory agencies. These restrictions normally limit dividends from the Bank to the sum of the Bank's current and prior two years' earnings, as defined by the agencies.

On March 4, 2009, Camco Financial Corporation ("Camco") entered into a Memorandum of Understanding (the "MOU") with the FRB. The MOU prohibits Camco from engaging in certain activities while the MOU is in effect, including, without the prior written approval of the FRB, (1) the declaration or payment of dividends to stockholders or (2) the repurchase of Camco's stock.

On April 30, 2009, Camco Financial Corporation ("Camco") was notified by The FRB that it had conducted a "surveillance review" as of December 31, 2008. Based on that review, the FRB notified Camco that it must (i) eliminate shareholder dividends and (ii) defer interest payments on its 30-year junior subordinated deferrable interest notes that were issued to its wholly-owned subsidiary, Camco Statutory Trust I, in its trust preferred financing that was completed in July 2007. These prohibitions were memorialized in a written agreement with the FRB entered into on August 5, 2009. *See* below Camco and Camco Statutory Trust I are permitted to defer interest and dividend payments, respectively, for up to five consecutive years without resulting in a default. Camco may not resume these dividend or interest payments until it receives approval from the Federal Reserve.

As a result of the surveillance review, Camco entered into a Written Agreement (the "Camco Agreement") with the FRB on August 5, 2009. The Camco Agreement memorializes the requirements imposed on April 30, 2009 and requires Camco to obtain FRB approval prior to: (i) declaring or paying any dividends; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; (iii) making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities; (iv) incurring, increasing or guaranteeing any debt; or (v) repurchasing any Camco stock.

Advantage entered into a consent agreement with the FDIC and the State of Ohio, Division of Financial Institutions ("Ohio Division") that provided for the issuance of an order by the FDIC and the Ohio Division, which order was executed by the FDIC and Ohio Division on July 31, 2009 (the "Bank Agreement"). The Bank Agreement requires Advantage to, among other things, (i) increase its Tier 1 risk based capital to 8%; and (ii) seek regulatory approval prior to declaring or paying any cash dividend. As a result of the Bank Agreement, Advantage is disqualified as a public depository under Ohio law and will incur higher premiums for FDIC insurance of its accounts.

A material failure to comply with the provisions of either agreement could result in additional enforcement actions by the FDIC, the Ohio Division or the Federal Reserve.

NOTE L — FAIR VALUE

As a financial services Corporation, the carrying value of certain financial assets and liabilities is impacted by the application of fair value measurements, either directly or indirectly. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as available-for-sale investment securities. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established. Given the inherent volatility, the use of fair value measurements may have a significant impact on the carrying value of assets or liabilities, or result in material changes to the financial statements, from period to period.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities: Fair values for investment securities are based on quoted market prices and dealer quotes.

Loans Held for Sale: Fair value for loans held for sale is the contracted sales price of loans committed for delivery, which is determined on the date of sale commitment.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Accrued Interest Receivable and Payable: The carrying value for accrued interest approximates fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts have been analyzed by management and assigned estimated maturities and cash flows which are then discounted to derive a value. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Repurchase Agreements: The fair value of repurchase agreements is based on the discounted value of contractual cash flows using rates currently offered for similar maturities.

Subordinated debentures: The fair value of subordinated debenture is based on the discounted value of contractual cash flows using rates currently offered for smaller maturities.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2009 and 2008, the fair value of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31,			
	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 38,153	$ 38,153	$ 52,285	$ 52,285
Investment securities available for sale	55,950	55,950	85,352	85,352
Investment securities held to maturity	2,113	2,200	13,406	13,530
Loans held for sale	475	485	2,185	2,205
Loans receivable	659,022	646,990	756,641	713,447
Federal Home Loan Bank stock	29,888	29,888	29,888	29,888
Accrued interest receivable	3,979	3,979	4,118	4,118
Financial liabilities				
Deposits	$659,902	$647,149	$723,956	$733,322
Advances from the Federal Home Loan Bank	97,291	101,924	167,106	175,246
Repurchase agreements	6,941	6,941	11,727	11,727
Subordinated debentures	5,000	4,768	5,000	4,997
Advances by borrowers for taxes and insurance	1,909	1,909	2,458	2,458
Accrued interest payable	1,669	1,669	1,801	1,801

Listed below are three levels of inputs that Camco uses to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.

Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting, etc.

Fair value is defined as the price that would be received to sell an asset or transfer a liability between market participants at the balance sheet date. When possible, the Corporation looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Corporation looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Camco must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

The following table presents financial assets and liabilities measured on a recurring basis for balances at December 31, 2009 and 2008:

	Balance at December 31,	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
		(In thousands)		
2009				
Securities available for sale	$55,950		$55,950	
2008				
Securities available for sale	$85,352		$85,352	

The following table presents financial assets and liabilities measured on a non-recurring basis:

	Balance at, December 31,	Fair Value Measurements at Reporting Date Using			Change in Fair Value For the Year Ended December 31,
		Level 1	Level 2	Level 3	
		(In thousands)			
2009					
Impaired loans	$25,982			$25,982	$13,081
Real estate acquired through foreclosure	9,660			9,660	945
2008					
Impaired loans	$49,382			$49,382	$ 5,423
Real estate acquired through foreclosure	5,841			5,841	1,054

Impaired loans, which are measured for impairment using the fair value of the collateral at December 31, 2009, had a carrying amount of $26.0 million, with a valuation allowance of $4.4 million, resulting in an additional provision for loan losses of $13.1 million during the year ended December 2009.

Fair value for real estate acquired through foreclosure is generally determined by obtaining recent appraisals on the properties. Other types of valuing include broker price opinions and valuations pertaining to the current and anticipated deterioration in the regional economy and real estate market, as evidenced by, among other things, a net out migration of the local population, unemployment rates, increasing vacancy rates, borrower delinquencies, declining property values and rental prices, differences between foreclosure appraisals and real estate owned sales prices, and an increase in concessions and other forms of discounting or other items approved by our asset classification committee. The fair value under such appraisals is determined by using one of the following valuation techniques: income, cost or comparable sales. The fair value is then reduced by management's estimate for the direct costs expected to be incurred in order to sell the property. Holding costs or maintenance expenses are recorded as period costs when occurred and are not included in the fair value estimate.

NOTE M — BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's future obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $62,000, $21,000 and $101,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $267,000, $330,000 and $360,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Option Plans

The Corporation follows a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award.

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model. The following table details the fair value and assumptions used to value stock options as of the grant date that were granted in 2009 and 2008:

	2009	2008
Fair value, calculated	$ 1.43	$ 0.74
Exercise Price	$ 2.46	$ 9.07
Risk-free interest rate	2.66%	3.52%
Expected stock price volatility	61.00%	15.75%
Expected dividend yield	1.63%	6.00%
Expected Life	10 years	10 years

The following information applies to options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.89 - $2.50	80,000	9.0	$ 2.46	80,000	$ 2.46
$8.92 - $9.75	24,675	7.3	9.00	11,437	9.10
$11.36 - $14.16	77,831	4.5	13.55	65,687	13.60
$14.55 - $17.17	78,327	3.5	16.43	78,327	16.43
	260,833	5.8	$10.59	235,451	$10.54

A summary of unvested options as of, and changes during the year ended, December 31, 2009, were as follows:

	Number
Unvested options:	
Beginning of period	64,986
Granted	80,000
Forfeited	(17,597)
Vested during the period	(102,007)
Unvested options at December 31	25,382

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007, was $0, $0, and $2,000, respectively.

As of December 31, 2009, there was $125,000 of total unrecognized compensation cost related to non-vested stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years.

A summary of the status of the Corporation's stock option plans as of December 31, 2009, 2008 and 2007, and changes during the years ending on those dates is presented below:

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	260,703	$14.11	318,238	$15.10	304,874	$15.20
Granted	80,000	2.46	47,167	9.07	26,920	12.34
Exercised	—	—	—	—	(2,427)	12.50
Forfeited and Expired	(79,870)	13.96	(104,702)	14.84	(11,129)	14.67
Outstanding at end of year	**260,833**	**$10.59**	**260,703**	**$14.11**	**318,238**	**$15.10**
Options exercisable at year-end	**235,451**	**$10.54**	**195,717**	**$15.01**	**254,717**	**$15.32**
Weighted-average fair value of options granted during the year		**$ 1.43**		**$ 0.74**		**$ 1.22**

On January 23, 2009, Camco awarded the Chief Executive Officer and President of Camco 50,000 shares of restricted stock in connection with his employment as Chief Executive Officer and President of Camco. The restricted stock vests over four years in equal installments of 12,500 shares each year, beginning on the first anniversary of the date of the restricted stock award. The restricted stock award was a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof.

NOTE N — CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years ended December 31, 2009, 2008 and 2007:

CAMCO FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION
December 31,

	2009	2008
	(In thousands)	
ASSETS		
Cash in Advantage	$ 796	$ 1,878
Interest-bearing deposits in other financial institutions	395	213
Investment securities designated as available for sale	88	143
Investment in Advantage	60,874	71,372
Investment in Camco Title	857	632
Office premises and equipment — net	1,145	1,159
Cash surrender value of life insurance	1,247	1,209
Prepaid expenses and other assets	559	332
Deferred federal income taxes	6	—
Prepaid and refundable federal income taxes	478	350
Total assets	**$ 66,445**	**$ 77,288**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 931	$ 573
Borrowings	5,000	5,000
Deferred federal income taxes	—	15
Total liabilities	5,931	5,588
Stockholders' equity		
Common stock	8,885	8,835
Additional paid-in capital	60,124	59,896
Retained earnings	14,695	26,055
Accumulated other comprehensive income (loss)	1,049	1,028
Unearned compensation	(125)	—
Treasury stock, at cost	(24,114)	(24,114)
Total stockholders' equity	60,514	71,700
Total liabilities and stockholders' equity	**$ 66,445**	**$ 77,288**

CAMCO FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS

Year ended December 31,

	2009	2008	2007
		(In thousands)	
Income			
Dividends from Advantage	$ —	$ 2,000	$3,000
Dividends from Camco Title	—	250	350
Interest and other income	61	68	157
Gain on sale of investments	—	—	1
(Excess distributions from) undistributed earnings of Advantage	(10,555)	(16,168)	2,069
(Excess distribution from) undistributed earnings of Camco Title	225	(179)	(204)
Total income	(10,269)	(14,029)	5,373
Interest Expense	343	343	139
General, administrative and other expense	1,073	1,601	1,107
Earnings (loss) before federal income tax credits	(11,685)	(15,973)	4,127
Federal income tax credits	(468)	(649)	(374)
Net earnings (loss)	**$(11,217)**	**$(15,324)**	**$4,501**

CAMCO FINANCIAL CORPORATION

STATEMENTS OF CASH FLOWS
Year ended December 31,

	2009	2008	2007
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss) for the year	$(11,217)	$(15,324)	$ 4,501
Adjustments to reconcile net earnings (loss) to net cash flows provided by operating activities:			
(undistributed earnings) distribution in excess of earnings of Advantage	10,555	16,168	(2,069)
Excess distribution from (undistributed net earnings of) Camco Title	(225)	179	204
Gain on sale of investments	—	—	(1)
Depreciation and amortization	14	48	41
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	1	40	54
Accounts payable and other liabilities	283	51	(47)
Accrued federal income taxes	(128)	(611)	(145)
Deferred federal income taxes	(2)	27	6
Net cash provided by operating activities	(719)	578	2,544
Cash flows from investing activities:			
Proceeds from redemption of available for sale securities	—	—	3
Net increase in cash surrender value of life insurance	(38)	(37)	(36)
(Increase) decrease in interest-bearing deposits in other financial institutions	(182)	(113)	5,072
Net cash provided by (used in) investing activities	(220)	(150)	5,039
Cash flows from financing activities:			
Proceeds from exercise of stock options	—	—	31
Proceeds from subordinated debentures	—	—	5,000
Dividends paid	(143)	(2,953)	(4,411)
Purchase of treasury shares	—	—	(3,923)
Net cash used in financing activities	(143)	(2,953)	(3,303)
Net increase (decrease) in cash and cash equivalents	(1,082)	(2,525)	4,280
Cash and cash equivalents at beginning of year	1,878	4,403	123
Cash and cash equivalents at end of year	**$ 796**	**$ 1,878**	**$ 4,403**

NOTE O — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2009 and 2008.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2009:				
Total interest income	$ 10,616	$10,987	$11,234	$11,887
Total interest expense	4,394	4,808	5,350	6,042
Net interest income	6,222	6,179	5,884	5,845
Provision for losses on loans(2)	19,914	440	790	648
Other income	2,424	1,612	2,262	1,963
General, administrative and other expenses	6,968	7,249	6,893	7,003
Earnings (loss) before income taxes (credits)	(18,236)	102	463	157
Federal income taxes (credits)(1)	(6,427)	(253)	461	(78)
Net earnings (loss)	**$(11,809)**	**$ 355**	**$ 2**	**$ 235**
Earnings (loss) per share:				
Basic	**$ (1.64)**	**$ 0.05**	**$ 0.00**	**$ 0.03**
Diluted	**$ (1.64)**	**$ 0.05**	**$ 0.00**	**$ 0.03**

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(1) The change in 2nd quarter federal income taxes is related to the surrender of bank owned life insurance.

(2) The fourth quarter results were significantly affected by sizeable loan charge offs that were taken and the subsequent need to replenish the allowance for loan and lease losses through a provision of $19.9 million. The Credit Administration unit received substantial information related to several larger commercial credits that resulted in partial and full writedowns based on impairment and collateral dependency that was not received during prior quarters of 2009. Additionally consistent with accounting standards the company was required to consider events subsequent to December 31, 2009 to determine the end of year loss position. Specifically, during the fourth quarter and early 2010 we received information on three significant commercial relationships that required a total writedown or full specific loss reserve totaling $10.1 million. (included is a previously reported $2.6 million fraudulent loan). Additionally, we received specific fourth quarter information relating to our identified concentration in non owner occupied investors. A total of $1.8 million was required to be written off on four investors during the fourth quarter of 2009. Additionally, during the first two months of 2010 we received several property valuations on troubled credits that resulted in several smaller dollar writedowns.

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
2008:				
Total interest income	$ 13,277	$14,107	$14,315	$15,084
Total interest expense	7,080	7,441	7,849	8,604
Net interest income	6,197	6,666	6,466	6,480
Provision for losses on loans(1)	11,031	590	850	2,322
Other income	(1,228)	1,804	1,813	1,319
General, administrative and other expenses	14,553	6,586	6,886	7,139
Earnings before income taxes	(20,615)	1,294	543	(1,662)
Federal income taxes	(4,852)	225	170	(659)
Net earnings (loss)	**$(15,763)**	**$ 1,069**	**$ 373**	**$ (1,003)**
Earnings (loss) per share:				
Basic	**$ (2.20)**	**$ .15**	**$ .05**	**$ (.14)**
Diluted	**$ (2.20)**	**$ .15**	**$ .05**	**$ (.14)**

(1) Comparing the 2009 fourth quarter provisions to that of 2008, the company experienced similar timing on large end of year provision, however we have determined that the causes are not the same. During the fourth quarter 2008 the Company's internal monitoring of portfolio credit risk indicated an increasing negative trend in the Commercial loan portfolios in addition to declining economic indicators. Based on these trends management began to take a more conservative approach to its loan risk grading process and the factors that influence the bank's allowance for loan loss. Specifically, this more conservative approach increased the consideration given to qualitative factors (e.g. delinquency, non-performing loans, economic indicators, etc.) in the company's loan loss assumption and the resulting need for higher provisions for loan loss.



Camco Financial Corporation

814 Wheeling Avenue · Cambridge, Ohio 43725